82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030513

REGISTRANT'S NAME Schwartz Pharma AG

*CURRENT ADDRESS Alfred-Nobel Strasse 10
40789 Monheim am Rhein
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
P THOMSON FINANCIAL

FILE NO. 82- 4406 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 2/28/02

82-4406

SCHWARZ PHARMA

Annual Report 2000

Contents

Financial Overview

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (in T€)		1996	1997	1998	1999	**2000**
Net sales		611,145	650,570	681,644	705,883	736,192
Gross margin		**417,228**	**460,530**	**458,333**	**412,072**	**431,583**
Selling, general and administrative expense		234,143	263,496	267,034	293,223	301,012
R & D expense		49,150	54,736	59,225	77,064	91,482
Operating result		**101,292**	**102,461**	**103,925**	**(29,820)**	**(3,613)**
Net income		**52,155**	**59,605**	**60,349**	**8,254**	**13,624**
From the Consolidated Balance Sheet (in T€)						
Cash and cash equivalents		18,790	27,844	26,533	35,603	23,993
Other current assets		173,673	190,124	234,077	261,295	219,433
Property, plant and equipment		128,347	135,823	132,655	164,867	179,526
Goodwill and other intangible assets		366,334	359,733	399,107	339,178	320,340
Long-term investments and other assets		8,052	19,896	20,785	66,055	73,664
Short and long-term debt		158,563	118,681	159,750	173,851	128,209
Other current liabilities		94,208	101,105	128,792	165,756	153,933
Accruals and other long-term liabilities		35,503	37,420	30,479	38,142	36,165
Shareholders' equity		406,923	476,214	494,136	489,249	498,650
Total		**695,197**	**733,419**	**813,156**	**866,999**	**816,957**
From the Cash Flow Statement (in T€)						
Cash flow from operating activities		78,148	109,005	82,450	39,022	103,227
Depreciation/amortization (incl. impairment)		48,251	61,530	61,387	106,388	72,836
Cash flow from investing activities		(139,331)	(38,411)	(107,230)	12,125	(41,359)
Investments		(147,801)	(44,322)	(128,973)	(115,962)	(64,007)
Cash flow from financing activities		17,535	(66,663)	24,006	(42,637)	(74,364)
Employees (annual average)		**3,155**	**3,066**	**3,101**	**3,347**	**3,233**
Key Figures						
Equity ratio	in %	58.5	64.9	60.8	56.4	61.0
Earnings per share	in €	2.31	2.64	2.68	0.37	0.62
Cash flow per share (cash flow from operations)	in €	3.47	4.84	3.66	1.74	4.69
Dividend per share	**in €**	**0.77**	**1.02**	**1.28**	**0.26+0.77**	**0.55**

Stock Information/Financial Calendar

Per share information

	per share	1996	1997	1998	1999	**2000**
Earnings per share	€	2.32	2.64	2.68	0.37	**0.62**
Cash Flow per share*	€	3.47	4.84	3.66	1.74	**4.69**
Dividends per share	€	0.77	1.02	1.28	0.26 + 0.77	**0.55**
plus tax credit	€	0.33	0.44	0.55	0.44	**0.24**
Book value per share	€	18.05	21.13	21.92	22.25	**22.68**
Market capitalization (12/31)	€ m.	1,311	1,394	1,106	706	**592**
Number of shares (weighted average)	in thousands	22,540	22,540	22,540	22,482	21,993
Number of shares (12/31) Security ID No. 722 190	in thousands	22,540	22,540	22,540	21,994	21,993

* Cash Flow from operating activities

Financial calendar

February 20, 2001	4th Quarter Report 2000, Press Conference, Analysts' Meeting
May 9, 2001	Annual Meeting of Shareholders in Düsseldorf, 1st Quarter Report 2001
August 1, 2001	Interim Report 2001
November 7, 2001	3rd Quarter Report 2001
February 2002	4th Quarter Report 2001
May 15, 2002	Annual Meeting of Shareholders

Shareholder structure
SCHWARZ PHARMA AG

Schwarz family	73%
Institutional investors*	9%
Private investors*	18%



* estimated on the basis of Bloomberg data

Letter to the Shareholders

Dear Shareholders,

We are satisfied with the results of the 2000 fiscal year. Sales rose by 4.3% to €736.2 million, cash flow by 164.6% to €103.2 million and net income by 65.1% to €13.6 million. These figures have surpassed our own expectations.

We have also made significant progress in developing our projects.
Our team of scientists, who have been working under the umbrella of SCHWARZ BIOSCIENCES since mid 2000, has managed to achieve the following milestones:

- *Rotigotine CDS, the patch for the treatment of Parkinson's disease, demonstrated its efficacy and tolerance in two Phase IIb studies involving a total of 684 patients.*
- *The Phase IIa studies on Harkoseride, a substance to treat epilepsy, have been completed.*
- *Another Phase II clinical study was launched to test Harkoseride for neuropathic pain.*
- *SPM 907 for the treatment of urinary urge incontinence was tested in Phase I with good results and is now at the Phase II clinical testing stage.*
- *Two new projects at pre-clinical stage were added to the CNS pipeline: the aim is to develop innovative substances for the treatment of neurodegenerative diseases like Parkinson's, Alzheimer, Huntington's chorea and amyotrophic lateral sclerosis.*

Our major targets for the year 2001 are: we intend to start Phase III of the Parkinson patch Rotigotine CDS, to test Harkoseride in epilepsy and neuropathic pain in further Phase II studies and to take the development of SPM 907 forward to Phase IIb. Moreover, the pipeline is to be extended by additional new projects.

For the current 2001 fiscal year, we assume that we will be able to surpass the sales and results of 2000.

We would like to express our thanks to our shareholders, our customers and business associates for their support, encouragement and loyalty to SCHWARZ PHARMA.

At this point, we would also like to thank our employees. It is their outstanding commitment, expertise and loyalty that make the development and the future of SCHWARZ PHARMA possible.

Patrick Schwarz-Schütte	*Klaus Langer*
Jürgen Baumann	*Dr. Klaus Veitinger*

Monheim am Rhein, March 2001

Report of the Supervisory Board

Throughout the fiscal year 2000, the Supervisory Board has received regular updates related to business development of the SCHWARZ PHARMA-Group during five meetings joint with the Executive Board. Together with analysis of quarterly sales reports, the meetings concentrated on the financial position, the results from operations and the cash flows of the company and its subsidiaries. The personnel committee, established as a sub-committee of the Supervisory Board responsible for management staff affairs, held one meeting in 2000.

The regular reports submitted by the Executive Board and analyzed by the Supervisory Board concentrated on

- *the existing development projects, their progress and the probability of realization,*
- *further extension of the development pipeline, and*
- *improvement of the market position in key markets through product acquisition, e.g. ATMADISC® for asthma therapy in Germany.*

With the approval of the Supervisory Board, SCHWARZ BIOSCIENCES Inc. was founded in the Research Triangle Park, North Carolina, an essential element of the company's strategy. SCHWARZ PHARMA now has locations in both Europe and the USA operating as SCHWARZ BIOSCIENCES. This is where the entire know-how, search activities, clinical development, regulatory affairs as well as the development projects are centralized.

The finance, investment and personnel plans submitted by the Executive Management were reviewed. The Supervisory Board discussed the cost structure of the company, which was analyzed and assessed with respect to the development of individual cost categories in comparison with industry standards. The Supervisory Board also reviewed the risk management system of the SCHWARZ PHARMA-Group which is an instrument for the early recognition of any risks which might negatively impact the development and the going concern of the company.

In addition, resolutions taken by the Supervisory Board also dealt with the Executive Stock Option Program 2000 (1st tranche) including the corresponding creation of certain equity categories ("bedingtes Kapital"), stock appreciation rights for senior management and the issuing of staff shares. As part of the competition for senior management and personnel, the Supervisory Board approved the conversion of the existing defined benefit pension plan fund into a contribution-based system to which the individual participants might contribute voluntarily.

As a solidarity contribution by the company which was founded in 1946, the Supervisory Board voted in favor of SCHWARZ PHARMA AG participating in the initiative set up by German industry for compensation to forced laborers during World War II (Stiftungsinitative der deutschen Wirtschaft zur Entschädigung von Zwangsarbeitern).

The financial statements and the management discussion for SCHWARZ PHARMA AG together with the consolidated financial statements for 2000 were audited by Ernst & Young, Deutsche Allgemeine Treuhand AG, Auditors, Düsseldorf, as appointed by the Supervisory Board in July 2000, including the risk management system as required by the law (KonTraG). The auditors rendered their unqualified audit opinion. The financial statements including the auditor's report were submitted to the Supervisory Board for a timely review. The Supervisory Board has taken note and approved of the results of the audit report and audit conclusions submit-

ted by the auditors, who participated in the meeting of the Supervisory Board on March 20, 2001. Nor are there any further objections following the Board's own review of the corresponding results. The Supervisory Board approved the financial statements submitted by the Executive Board for the fiscal year 2000. The Supervisory Board will propose to the Annual Shareholders Meeting a cash dividend of €0.55 per share.

In the meeting of the Supervisory Board on March 23, 2000, Jürgen Baumann and Dr. Klaus Veitinger were appointed as members of the Executive Board. Jürgen Baumann is responsible for the region Europe/RoW ("Rest of the World") and for the division "Growth Hormone". Klaus Veitinger is responsible for the region USA and Asia.
Dr. Lars Ekman resigned as member of the Executive Board subsequent to the resolution by the Supervisory Board on December 4, 2000.
Heinrich Bergmeier was re-elected as workers' representative for the Supervisory Board. From among its members the Supervisory Board elected Dr. Hans-Dietrich Winkhaus as their new Chairman, subsequent to the resignation of Rolf Schwarz-Schütte at the end of the Annual Shareholders Meeting 2000. Rolf Schwarz-Schütte's retirement as Chairman of the Supervisory Board follows many years of service. Ernst Friedlaender was elected Vice Chairman of the Supervisory Board.

In the Supervisory Board meeting on March 20, 2001, Rolf Schwarz-Schütte announced his resignation from his position as Supervisory Board member effective after the end of the Annual Shareholders Meeting in 2001. In recognition of his outstanding contribution to the Schwarz Pharma-Group, the Supervisory Board elected Rolf Schwarz-Schütte as its Honorary Chairman.

The Supervisory Board shall propose to the Annual Shareholders Meeting that, instead of Rolf Schwarz-Schütte and Dr. Marcel Studer, who will also be resigning with effect from the end of the meeting,

- *Dr. Terence Eaves, Pharmacist and Chemist, former Director and Member of the Board of Glaxo Research and Development Ltd., and*
- *Dr. Rüdiger Hauffe, Management Consultant, former Executive Board Chairman of SmithKline Beecham Pharma GmbH*

be elected to the Supervisory Board.

The Supervisory Board would like to take this opportunity to express once again its thanks and recognition to the members of the Executive Board, the Works Council, senior management and employees for the work performed during the year 2000.

Dr. Hans-Dietrich Winkhaus
Chairman of the Supervisory Board
Monheim am Rhein, March 2001

Strategy

Today's cash flow safeguards tomorrow's innovations

The world market for pharmaceuticals currently has a volume of $366 billion and will continue to grow as a result of innovation and population development. Innovative ability and global sales expertise are the decisive criteria for building up a competitive position in this market.

SCHWARZ PHARMA is well equipped to master both of these challenges.

We see growth and innovation as the crucial factors. A healthy business base and a future-oriented strategy for innovation are the prerequisites for future growth.

A healthy business base in the major markets of the world

SCHWARZ PHARMA's product portfolio focuses on prescription-only drugs for the core therapeutic areas Central Nervous Systems, Urology, Gastrointestinal and Cardiovascular System. SCHWARZ PHARMA is represented by eleven subsidiaries in all major European markets, the U.S. and parts of Asia. With more than 1,600 employees in marketing and in the sales force the group has sufficient capacity to be able to address all important customer groups (physicians and patients) directly. Knowledge of local markets offers SCHWARZ PHARMA the opportunity to develop and expand the product range constantly. SCHWARZ PHARMA acquires licenses for patent-protected and innovative drugs, thereby guaranteeing a strong cash flow for the future.


Innovation
Search & Development Strategy
4 Projects in Phase II
2 Projects in registration
3 Projects in pre-clinical
Growth through innovative products
Base-Business
Sales 736.2 € m.
Net income 13.6 € m.
Cash flow 103.2 € m.
Growth

The most recent examples from business in Germany include the anti-asthma drug ATMADISC®, the migraine drug NARAMIG® and PROVAS®, a cardiovascular drug.
The European business was expanded by the anti-thrombotic CLIVARINA® in Italy and the anti-histamine agent BACTYL® in Spain. The in-licensed product VERELAN PM® has developed into a major product in the U.S.

Search & Development – SCHWARZ PHARMA's strategy for innovation
The successful business base in 2000 with a cash flow of € 103.2 million puts SCHWARZ PHARMA in a position to develop new drugs. The company does so by avoiding complex and high-risk basic research, seeking instead cooperations with partners at universities and in the pharmaceutical and biotech industries.
This is why SCHWARZ PHARMA talks about "Search" and Development instead of "Research" and Development.

The company has already proved that this approach works. At the end of 1989 SCHWARZ PHARMA took over the ACE inhibitor moexipril from Warner-Lambert as a Clinical Phase II development project. SCHWARZ PHARMA took moexipril for the treatment of hypertension to market maturity, arranged for international licensing and launched the product in 1995 under the name UNIVASC®. The combination with hydrochlorothiazide under the name UNIRETIC® followed in 1997. Today, Moexipril and Moexipril HCTZ are marketed not only in the U.S. but also in Germany, France and Italy and in numerous other countries inside and outside Europe. Achieving the highest turnover of all SCHWARZ PHARMA products, Moexipril and Moexipril HCTZ accounted for sales of €57 million and growth by 37% in 2000.

Schwarz BioSciences

In order to further extend its strengths in drug development, Schwarz Pharma founded Schwarz BioSciences in the middle of 2000. The new organization is represented in Europe by Monheim in Germany and in the U.S. by the "Research Triangle Park" in North Carolina. Schwarz BioSciences undertake worldwide search activities, pre-clinical and clinical drug development and licensing. These activities include the existing development pipeline. 308 highly qualified employees work under the umbrella of Schwarz BioSciences. Their work concentrates on the therapeutic areas of Central Nervous System, Urology and Cardiovascular System.

The development pipeline in the area of ***Central Nervous System*** *currently involves three clinical development projects: Rotigotine CDS for the treatment of Parkinson's disease and Harkoseride for the treatment of epilepsy and neuropathic pain. Two other projects at the early pre-clinical stage complete the pipeline.*

In 2000 two clinical studies in Phase II were completed for Rotigotine CDS, the patch for treatment of Parkinson's disease. Phase III is currently under preparation and is scheduled to start this year.

Parkinson's disease is a functional disorder of the central nervous system. The market volume is currently $1.5 billion (+7%). Around four million people suffer from the disease throughout the world. Parkinson patients suffer from a lack of dopamine, a neurotransmitter in the central nervous system responsible for the coordination of movements. Rotigotine CDS is a non-ergolinic dopamine agonist for once-a-day application in a patch applied to the skin.
In contrast to oral dopamine agonists, which are substances imitating the effects of dopamine, Rotigotine CDS provides a constant dopaminergic treatment of the disease. Studies have shown that the Parkinson patch Rotigotine CDS improves the release of the active ingredient and leads to a constant level of the substance in the bloodstream.

With Harkoseride, Schwarz Pharma has a compound for the treatment of epilepsy and neuropathic pain. The pre-clinical and initial clinical studies have shown excellent results. In a Phase IIa clinical study with Harkoseride in refractive epilepsy patients, a 50% reduction in weekly seizures was observed in half the patients, while some patients were even seizure-free for the first time in their lives. More than 3.6 million people suffer from epilepsy worldwide – with the tendency rising. The current market volume is $3.1 billion (+19%).
There is almost no remedy for neuropathic pain at the present time. Doctors and patients primarily use epilepsy drugs to fight this disease. In contrast to "normal" pain that has a protective and warning function, neuropathic pain involves damage to the nerves. It is estimated that eight to ten million people worldwide suffer from this disease.

The market volume is estimated to be worth several billion dollars and high growth rates are expected.
The development of Harkoseride for both indications is currently in Phase II of clinical studies. Further Phase II clinical studies will be carried out in the course of this year.

In the therapeutic area ***Urology,*** *Schwarz Pharma has been able to make significant progress with its own development – SPM 907. After completion of the pre-clinical phase in the summer of 2000, the compound was tested in humans for the first time in clinical Phase I studies. These studies were successfully completed in December. Phase II studies have already begun. SPM 907 is a new compound from the group of muscarinic receptor antagonists for the treatment of urinary incontinence. Worldwide, more than 38 million people – predominantly the elderly – suffer from this disease. Until just a few years ago, there were no effective treatment concepts for this indication. Consequently, this market is on the threshold of development. Last year it grew by 67% to $0.7 billion.*

Schwarz Pharma's healthy and successful business today earns the cash flow that finances the development of new drugs. And the pipeline – the portfolio of innovative products for tomorrow – guarantees Schwarz Pharma's future growth.

Pipeline Status

Indications	Pre-clinical Development	Clinical Development			Licensing	**Total**
		Phase I	Phase II	Phase III		
Cardiovascular Disease	Arrhythmie SPM 928					1
Central Nervous System	Neurodegenerative diseases SPM 914		Neuropathic Pain Harkoseride			
	Neurodegenerative diseases SPM 935		Parkinson Rotigotine CDS			5
			Epilepsy Harkoseride			
Urology			Incontinence SPM 907			1
Metabolism					NutropinAq Growth hormone	2
					NutropinDepot Growth hormone	
Total	**3**		**4**		**2**	**9**

Consolidated Financial Statements

The accompanying consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (U.S.-GAAP). The consolidated statements of income, shareholders' equity and cash flows were prepared for the years ended December 31, 2000, 1999 and 1998. The consolidated balance sheets were prepared as of December 31, 2000 and 1999.

In order to comply with § 292a German Commercial Code (HGB), the consolidated statements were prepared in Deutschmark and supplemented with Management's Discussion and Analysis and further explanations. Therefore, the consolidated financial statements comply with the Fourth and Seventh Directive of the European Community.

Independent Auditor's Report

The following auditor's report was issued on the consolidated financial statements which were prepared in Deutsche Mark:

To the shareholders of SCHWARZ PHARMA AG, Monheim:
We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by SCHWARZ PHARMA AG for the business year from January 1 through December 31, 2000. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (U.S.-GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S.-GAAP.

Our audit, which also extends to the group management report prepared by the executive board for the business year from January 1 through December 31, 2000 has not led to any reservations. In our opinion, on the whole the group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2000 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law. We conducted our audit of the required consistency of the group accounting the 7th EU Directive for the exemption from the requirement for consolidated accounting pursuant German commercial law on the basis of the interpretation of the Directive by the European Commission's Contact Committee on Accounting Directives.

Düsseldorf, March 9, 2001
Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

signed	*signed*
Beyer	*Lewe*
Wirtschaftsprüfer	*Wirtschaftsprüfer*

Statements of Income

Schwarz Pharma AG and Subsidiaries

Year ended December 31 (in T€, except per share amounts)	Notes	1998	1999	**2000**
Net sales		681,644	705,883	736,192
Cost of goods sold	4	223,311	293,811	304,609
Gross profit		**458,333**	**412,072**	**431,583**
Selling expense		216,470	238,715	244,209
General and administrative expense		50,564	54,508	56,803
Research and development expense		59,225	77,064	91,482
Amortization and depreciation of intangible assets		41,209	41,450	46,354
Impairment loss		-	43,653	2,326
Other operating income (expense) – net		13,060	13,498	5,978
Operating income (loss)		**103,925**	**(29,820)**	**(3,613)**
Interest and similar income		2,923	4,155	15,509
Interest expense		6,622	8,406	8,939
Other income (expense) – net	7	(4,927)	92,883	14,820
Income before income taxes and minority interest		**95,299**	**58,812**	**17,777**
Income tax	8	35,209	51,284	4,369
Minority interest		(259)	(726)	(216)
Net income		**60,349**	**8,254**	**13,624**
Basic earnings per share in €	16	**2.68**	**0.37**	**0.62**

Balance Sheets

SCHWARZ PHARMA AG and Subsidiaries

December 31 (in T€)	Notes	1999	2000
ASSETS			
Current assets:			
Cash and cash equivalents		35,603	23,993
Marketable securities		2,831	-
Accounts receivable, less allowances (1999: 1,646, 2000: 1,746)		103,136	108,688
Inventories	9	125,167	80,609
Prepaid expenses and other current assets		4,827	6,361
Deferred income taxes	8	25,334	23,775
Total current assets		**296,898**	**243,426**
Property, plant and equipment:			
Land and buildings		107,661	123,220
Machinery and equipment		140,217	169,725
Construction in progress		32,837	8,167
Less accumulated depreciation		115,848	121,586
Total property, plant and equipment	10	**164,867**	**179,526**
Goodwill and other intangible assets:			
net of accumulated amortization (1999: 196,578, 2000: 240,413)		339,178	320,340
Long-term investments and other assets	10, 11	53,868	54,608
Deferred income tax – non current	8	12,188	19,057
		866,999	**816,957**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	12	56,704	35,984
Current portion of long-term debt	12	65,246	57,744
Accounts payable		55,984	52,846
Accrued liabilities and other current liabilities		86,532	82,093
Income and other tax liabilities		23,241	18,994
Total current liabilities		**287,707**	**247,661**
Long-term debt	12	**51,900**	**34,481**
Pensions	14	**23,739**	**19,297**
Other accrued and non-current liabilities		**13,562**	**16,242**
Minority interests		**842**	**626**
Shareholders' equity:			
Common stock (authorized 42,410,000 shares, issued 22,540,000 shares in 1999 and 2000)		58,604	58,604
Additional paid-in capital		141,327	141,327
Retained earnings		257,326	248,691
Treasury stock; at cost (1999: 545,885 shares; 2000: 546,500 shares)		(17,798)	(17,813)
Accumulated other comprehensive income		49,790	67,841
Total shareholders' equity	15	**489,249**	**498,650**
		866,999	**816,957**

Statements of Cash Flows

SCHWARZ PHARMA AG and Subsidiaries

Year ended December 31 (in T€)	1998	1999	**2000**
Cash Flow from Operating Activities:			
Net income	60,349	8,254	13,624
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	61,387	62,734	70,510
Impairment loss	–	43,653	2,326
Loss (Gains) on sales of tangible and intangible assets	(4,635)	(2,822)	(605)
Loss (Gains) on sales of long-term investments	1,349	(83,723)	(8,509)
Undistributed earnings of affiliates	(5,462)	2,358	6,862
Deferred income taxes	(15,357)	(11,102)	(5,501)
Net changes in assets and liabilities:			
– Accounts receivable	(35,751)	15,328	(4,230)
– Inventories	(17,877)	(21,383)	48,353
– Other assets	192	(8,230)	(2,303)
– Accounts payable	3,414	18,136	(1,606)
– Accrued domestic and foreign taxes	7,310	(6,072)	(4,573)
– Pensions	1,078	2,346	(4,282)
– Other accrued liabilities	26,453	19,545	(6,839)
Net Cash Provided by Operating Activities	**82,450**	**39,022**	**103,227**
Cash Flow from Investing Activities:			
Capital expenditures	(27,942)	(39,579)	(40,883)
Acquisition of businesses and intangible assets, net of cash acquired	(98,611)	(74,498)	(18,143)
Disposition of businesses, net of cash disposed	11,634	126,772	–
Proceeds of sales of property, plant and equipment and intangible assets	10,109	1,316	11,285
Purchase of investments and marketable securities	(2,420)	(1,886)	(4,980)
Proceeds from sales/maturities of marketable securities	–	–	11,316
Net Cash Provided by (Used in) Investing Activities	**(107,230)**	**12,125**	**(41,405)**
Cash Flow from Financing Activities:			
Net change in short-term borrowings	10,746	25,530	(20,736)
Proceeds from long-term debt	70,246	43,637	27,503
Repayments of long-term debt	(34,173)	(65,544)	(58,626)
Issuance (purchase) of treasury stock	228	(17,457)	(15)
Dividends paid	(23,041)	(28,803)	(22,490)
Net Cash Provided by (Used in) Financing Activities	**24,006**	**(42,637)**	**(74,364)**
Effects of exchange rate changes on cash and cash equivalents	(538)	560	932
Change in cash and cash equivalents	**(1,311)**	**9,070**	**(11,610)**
Cash and cash equivalents at beginning of period	27,844	26,533	35,603
Cash and cash equivalents at end of period	**26,533**	**35,603**	**23,993**

Management's Discussion & Analysis

Discussion of Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three years.

Net Sales: *SCHWARZ PHARMA increased net sales by 4.3% to €736.2 million in 2000. Including the impact of the acquisition in Spain, CEPA SCHWARZ PHARMA S.L. ("CEPA") as of April 1, 1999, and excluding the reduction in sales as a result of the divestiture of the ISIS Group (referred to as the "Generic Business") as per June 15, 1999 sales growth would have been 7.2% in 2000. This increase includes the sale of inventory to the Alpharma Group (former ISIS Group) amounting to approximately €9.6 million in mid 2000. Exchange rate effects positively influenced sales with €34.7 million in 2000, €8.4 million in 1999 and €3.2 million in 1998.*

In the fiscal year 1999, the SCHWARZ PHARMA-Group recorded growth in sales of 4.6% excluding the impact of acquisitions and divestitures (before exclusion of acquisition and divestiture effects +3.6%) amounting to sales of €705.9 million.

For the year 1998, sales increased 4.8%, reaching sales of €681.7 million. Considering the discontinuation of our business in Switzerland (September 1997) and the business of SELOC France S.A. (January 1997) the sales increase would have been 8.0%.

International sales grew by 9.2% in 2000 to €500.8 million, compared to increases of 12.8% and 7.6% in 1999 and 1998, respectively; whereas sales in Germany decreased by -4.9% to €235.4 million, as compared to a reduction of 10.1% in 1999 and a growth of 0.9% in 1998. Excluding the impact of the divestiture of the Generic Business in 1999, sales in Germany would have increased by 8.3% in 2000, which is more than the market growth of 5.9%. Foreign business in relation to total Group sales accounted for approximately 68.0% in 2000 compared to 64.9% in 1999 and 59.6% in 1998. The U.S. accounted for approximately 43.5% of these foreign sales in 2000 compared to 45.1% in 1999 and 49.6% in 1998. Europe (including "Rest of the World") accounted for 54.2% of total international sales in 2000 compared to 53.6% in 1999 and 48.4% in 1998.

Twenty-five top-selling products accounted for 73% (1999: 75%) of SCHWARZ PHARMA-Group sales. The substance Moexipril, which is sold as a mono-product (UNIVASC®/FEMIPRES®) as well as a combination-product (UNIRETIC®/FEMIPRES PLUS®), has become the highest selling product in 2000 with sales amounting to €56.8 million (1999: €41.3 million), an increase of 37% compared to previous year's sales.

Sales of the calcium antagonist VERELAN PM®, a drug for the treatment of hypertension registered for the U.S. market, increased from €4.1 million in 1999 to €17.1 million in 2000. Sales of NORPRAMIN®, a product for the treatment of gastro-intestinal ulcers from our Spanish company CEPA rose by 45.1% to €21.7 million in 2000. The best selling drugs in Germany are the gastro-intestinal drug RIFUN® (€31.2 million), the cardiovascular product ISOKET® (€29.6 million) and PROSTAVASIN®, a drug against peripheral arterial occlusive disease (€27 million).

SCHWARZ PHARMA has recently licensed some patent-protected drugs, which are expected to

become some of our main growth products in future, including PROVAS®, a CA2-antagonist, the anti-migraine drug NARAMIG®, ZOLIM®, for the treatment of hay fever and allergies, as well as ATMADISC®, an anti-asthmaticum.

***Gross profit margin** was 58.6% of sales in 2000 compared with 58.4% in 1999 and 67.2% in 1998. Decreases in gross profit margins in 2000 and 1999 in comparison to 1998 were primarily the result of product mix changes and the impact of increased worldwide generic competition. However, gross profit 2000 rose by 4.7% to € 19.5 million compared to previous year. This improvement was enabled by the positive trend of the European business (without Germany) and positive exchange rate effects.*

***Selling expenses** include promotion expense, sales force expense and other marketing expense. As a percentage of sales, selling expense decreased to 33.2% in 2000, after an increase to 33.8% in 1999 from 31.8% in 1998. This level – which is comparable to 1999 – is the result of several product launches. In Germany, the anti-asthmatic drug ATMADISC® has been newly introduced. With CLIVARINA® and PRIMESIN®, SCHWARZ PHARMA reinforced its position on the Italian cardiovascular market.*

The increase in 1999 was driven by upfront expenses in connection with the launch of the product VERELAN®, which were partly compensated by reimbursements of € 6.6 million from the licensor Elan Corporation.

*As a percentage of sales, **General and administrative expenses** amounted to 7.7% in 2000 (1999: 7.7%, 1998: 7.4%) and are therefore equivalent to previous year. This level could be realized despite unfavourable exchange rate effects, mainly due to reorganizational measures which were conducted in 1999. In the course of these measures organizational units were newly defined and strict cost saving programs were implemented world-wide.*

***Research and development expenses** increased by 18.7% or € 14.4 million to € 91.5 million in 2000. Thus, 12.4% of sales were spent for research and development expenses, compared to 10.9% in 1999 and 8.7% in 1998. This substantial increase results from development progress of the SCHWARZ PHARMA pipeline. The increased number of patients treated in several clinical trials significantly augmented research and development expenses.*

In 2000, SCHWARZ PHARMA entered into two new cooperations, which supplement the pipeline of neurological products. New compounds will be tested and developed with the "Neurozentrum der Universitätsklinik Freiburg"/ Germany and the Canadian company ALviva Biopharmaceuticals, Inc. These compounds are intended to be used for treatments of neurodegenerative diseases such as Parkinson's Disease, Alzheimer's Disease, Huntington's chorea and amyotrophic lateral sclerosis (ALS). For those compounds which are indicated for the treatment of central nervous system (CNS) diseases, SCHWARZ PHARMA will receive world-wide development and marketing rights, resulting from these cooperations.

Phase II clinical trials of the development project SPM 962 (the compound Rotigotine CDS for the therapy of Parkinson's Disease) were successfully completed at the end of 2000. Phase III studies shall commence in 2001. The development project SPM 929 for the treatment of neuropathic pain which contains the innovative compound "Harkoseride" is anticipated to start phase II clinical trials at the beginning of 2001. The second development project using "Harkoseride", SPM 927, for the treatment of epilepsy is currently in clinical phase II. SCHWARZ PHARMA acquired world-wide (except for Japan) development and marketing rights for Harkoseride from Harris FRC, USA in late 1999.*

The development for the medication of urinary incontinence – SPM 907 – has successfully undergone clinical trials of phase I in 2000. Since December 2000 it is being tested in clinical phase II.

In 1999, the Company acquired development and marketing rights for the compound CEP-701 from Cephalon Inc., USA, for the treatment of prostate cancer. Due to side-effects and patient resignations from clinical trials, the SPM 924 trial being performed by our American cooperation partner has been discontinued. Consequently, SCHWARZ PHARMA has suspended the continuation of project SPM 924. Together with our partners we are currently examining various alternatives and further proceedings before a final decision will be taken.

The project SPM 933 "C-Peptide" for the treatment of complications associated with Diabetes type I patients was discontinued in February 2001. With the successes in the CNS and urology clinical trials, SCHWARZ PHARMA decided to concentrate its resources on these development fields.
In 2000, NUTROPINAQ® and NUTROPINDEPOT® were in the process of being registered with the European authorities (EMEA). NUTROPINAQ® was registered in January 2001. As SCHWARZ PHARMA was informed by EMEA that additional clinical data need to be submitted for NUTROPINDEPOT® (approval application was submitted in February 2000), the approval process and product launch, which was originally scheduled for the end of 2001, will be delayed.

Amortization and depreciation of intangible assets: *In 2000, payments previously capitalized with respect to the "Human Growth Hormone" project were depreciated as the product will not be launched at the end of 2001 as originally projected. Extraordinary depreciation amounting to €7.8 million was recorded in 2000 in accordance with the appropriate accounting principals.*

Impairment loss: *Due to the termination of the SPM 933 "C-Peptide" project, the Company evaluated the carrying value of non-marketable securities of our contractual partner (Creative Peptides AB), which are held by SCHWARZ PHARMA. Based on this analysis, the €2.3 million carrying value of these securities was not expected to be realized and thus an impairment charge for the full amount was recorded in 2000.*

In 1999, SCHWARZ PHARMA incurred an impairment loss of €43.7 million from its U.S. operations, which represented the difference between the carrying value of goodwill and product rights and their fair value, based upon discounted estimated future cash flows.

** WHO's proposal for substance name*

***Other operating income** includes reimbursements from the former AXCAN-SCHWARZ LLC Joint Venture for selling and administration services as well as marketing support for VERELAN PM® provided by Elan Corporation. In addition, miscellaneous revenues such as rental income for buildings are reflected here. The selling and administration service reimbursements from AXCAN-SCHWARZ terminated in 1999 and the VERELAN PM® marketing support significantly declined in 2000 in accordance with the contractual agreement.*

***Interest and similar income** amounted to € 15.5 million in 2000 compared to € 4.1 million in 1999 and € 2.9 million in 1998. The improvement in 2000 over 1999 mainly reflects gains from the sale of marketable securities (current assets -€ 9 million) and interest income on the outstanding principal payments to be received for the disposed Joint Venture Axcan (2000: € 4.9 million; 1999: € 0.6 million). The increase in 1999 over 1998 results from the temporary investment of the proceeds from the divestiture of the Generic Business in June 1999.*

***Interest expense** accounted for € 8.9 million in 2000 and therefore exceed the prior year amount by € 0.5 million or 6.4%. Debt levels peaked during 1999 and into 2000 prior to being reduced with positive cash flow over the course of 2000. This higher debt level led to increased gross interest expense in 2000 as compared to 1999. However, the net interest result improved by € 1.8 million compared to 1999 (Net interest expense 2000: € 2.5 million; 1999: € 4.2 million).*
In 1999, interest expenses exceeded 1998 expenses by 26.9%. The main reason for this increase was an additional financing need due to the acquisition of CEPA. Contrary, in 1998 the company had – in average – modest financing needs which led – in comparison with 1997 – to decreased interest expenses (19.3%).

***Other income (expense) – net** includes income and/or expense from equity investments, gains and losses on disposal of fixed assets and exchange rate gains or losses. The decrease in income by € 78.1 million in 2000 is based upon one-time proceeds from the disposal of the generic business in 1999 (gain on disposal of € 91.2 million). However, other income was boosted by contractually scheduled gains from the disposal of the AXCAN-SCHWARZ LLC Joint Venture (+€ 10.1 million compared to 1999) as well as gains from disposal of product rights (€ 5.8 million).*

Income from equity investments improved by € 7.3 million to € 2 million in 1999, as the result of the positive contribution of the newly formed Joint Venture HOYER-MADAUS GmbH & Co. KG in early 1999 (1998: expenses of € 5.3 million). The interest in AXCAN-SCHWARZ LLC Joint Venture, which was sold at the end of 1999, contributed a minor profit, while in 1998 it contributed a loss of € 5.3 million (see also note 7).

*The effective **income tax rate** decreased to 24.6% in 2000, compared to 87.2% in 1999 and 36.9% in 1998. This reduction was principally caused by taxable income being shifted from Germany to other countries, where income is subject to lower tax rates.*

The strong increase in 1999 was primarily the result of taxable German income due to the gain on the disposal of the ISIS Group. In addition, there was no tax benefit available for the goodwill impairment recorded in the U.S. The decrease in 1998 was the result of an increase of foreign source income, subject to lower income tax rates, and the tax-reducing effects of a higher dividend payment by SCHWARZ PHARMA AG.

Net income *increased by 65.1% to € 13.6 million in 2000, whereas in 1999 it decreased by 86.3% to € 8.2 million compared to 1998. The impact of changes in exchange rates influenced net income differently during each of the three reporting periods. In 2000, exchange rate effects improved net income by € 1.4 million. In 1999 and 1998 these effects decreased net income by approximately € 2.1 million and € 0.1 million, respectively. Excluding these exchange rate effects, net income would have risen by 48.4% in 2000, in comparison to a decline of 82.8% in 1999 and nearly no impact in 1998. Net income as a percentage of sales was 1.9% in 2000 compared to 1.2% in 1999 and 8.9% in 1998. Significant changes in 2000 and 1999 pre-tax income related to:*

2000:
- *impairment loss of € 2.4 million*
- *extraordinary depreciation of intangible assets amounting to € 7.8 million*
- *increased research and development expenses of € 14.4 million*
- *gain on disposal of available for sale securities of € 9 million*
- *gain on disposal of product rights of € 5.8 million*
- *scheduled gains on divestiture of equity investment of € 11.4 million (1999: € 1.3 million)*

1999:
- *impairment loss of € 43.7 million*
- *gain on divestiture of Generic Business of € 91.2 million*
- *increased research and development expenses of € 17.8 million*
- *restructuring charges of € 5.5 million*

Production: *During 2000, SCHWARZ PHARMA achieved further manufacturing efficiency gains. Several benchmarking projects which aimed at productivity improvements and cost reductions, resulted in both cost savings as well as considerable reductions in inventory levels.*

Furthermore, SCHWARZ PHARMA has finalized the European Production Strategy (EPS 2000) launched in 1996. The consolidation of its U.S. production activities located in Seymour, Indiana, was also completed. The manufacturing facilities in Shannon, Ireland (bulk production, nitration plant) and Zwickau, Germany (Ferro bulk production) were expanded and technically improved. Since the end of 2000 SCHWARZ PHARMA has started a strategic review of its European Bulk Manufacturing activities focusing on further optimization of supply chains and capacity utilization. Finally, several new contract manufacturing and service agreements have been signed.

In 2000, SCHWARZ PHARMA was inspected twice by the U.S. Federal Drug Association (FDA) at our manufacturing facility in Seymour, Indiana. These inspections did not lead to any major findings.

During 1999 SCHWARZ PHARMA underwent organizational changes within its manufacturing unit. Commencing in 1999, the all worldwide production responsibilities are concentrated within an internal organizational entity referred to as SCHWARZ PHARMA Operations (SPO). In addition, the SCHWARZ PHARMA Produktions-GmbH & Co. KG was separated into a legal entity from the SCHWARZ PHARMA AG in November 1999. This affiliate is part of SPO and guarantees efficient functioning of the German production facilities. In addition, it offers competitive contract manufacturing to third parties.

***Outlook:** Due to the continuation of restructuring and innovation activities, no reliable forecast can be given with respect to net income development in 2001. However, SCHWARZ PHARMA expects sales and net income to rise slightly in 2001. The Company anticipates further increases in R&D-expense for current and planned projects (expenses of more than € 102.3 million). Uncertainties with respect to future product registrations and successful introductions into the market of those projects that are currently part of SCHWARZ PHARMA's pipeline represent a central venture and can significantly affect a successful business development in the future.*

Plans for fiscal year 2001 do not provide for additional debt or equity. However, should acquisitions or major product purchases constitute a need for major funding, the Company could either increase share capital by issuing up to 11.1 million common shares or non-voting preferred shares, or issue convertible debentures and utilize a contingent capital ("Bedingtes Kapital") of € 20.8 million, equivalent to additional 8 million common shares. The Company also has committed lines of credit available.

Discussion of Balance Sheet

The Consolidated Balance Sheets show the Company's financial position at year-end in comparison to previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

The overall effect of currency rate changes during the year caused a € 15.4 million increase in the foreign currency translation adjustments' equity account. These exchange rate changes also resulted in significant increases in accounts receivable, inventories, goodwill and property, plant and equipment as well as in accounts payable and various accrual accounts.

Accounts receivable *amounted to € 108.7 million at December 31, 2000, compared to € 103.1 million at December 31, 1999. In addition to year-end related influences, the increase of 5.4% in the current year corresponds to the 4.3% increase in sales.*

Inventories *were reduced to € 80.6 million at December 31, 2000, compared to € 125.2 million a year ago. With respect to a potential year-2000 problem, inventories – especially finished goods and merchandises – were on peak levels at December 31, 1999. Furthermore, SPO made efforts to reduce inventories and diminish invested capital.*

Fixed assets*, net of accumulated depreciation, increased by € 14.7 million to € 179.5 million in 2000. This considers both investments of € 40.7 million offset by depreciation of € 23.8 million. The net increase in tangible fixed assets mainly relates to further investments in the expansion and renewal of our manufacturing facilities in the U.S., Ireland and other plants.*

Goodwill and other intangible assets *decreased by € 18.8 million to € 320.3 million at December 31, 2000, compared to € 339.2 million at December 31, 1999. This reduction can be explained with depreciation incurred during the year amounting to € 48.7 million, which considerably exceeded investments of € 18.2 million. Depreciation also include an asset impairment of € 2.4 million on non-marketable securities of Creative Peptides AB, Sweden as well as extraordinary depreciation on the payments previously capitalized for the "Human Growth Hormone" project amounting to € 7.8 million.*

Long-term investments and other assets *slightly increased by € 0.7 million to € 54.6 million in 2000. This category primarily includes the participation in the Joint Venture HOYER-MADAUS as well as securities in other companies.*

Total debt *(short-term and long-term debt) was reduced to € 128.2 million as per December 31, 2000 from € 173.8 million in 1999 as a result of the positive cash flow incurred during 2000.*

Pension accruals *declined by € 4.4 million in 2000 (see note 14).*

Discussion of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities. Cash and cash equivalents decreased by € 11.6 million to € 24 million in 2000 after an increase by € 9 million in 1999.

Cash Flow from Operating Activities: *During 2000, cash flow provided by operating activities more than doubled to € 103.2 million. Beside the improvement of the group's net income by 65.1% to € 13.6 million in 2000, the successful reduction of inventory levels contributed cash flows amounting to € 48.4 million. Depreciation and amortization amount to € 70.5 million and therefore exceed the previous year by € 7.8 million. Net accounts receivable and payables were reduced by € 23.8 million in total.*

In 1999, cash flow provided by operating activities – excluding the changes in the scope of consolidation – decreased to € 39 million. The reduction in operating cash flow was principally due to a significantly lower net income for the period (1999 net income of € 8.3 million). In addition, non-cash expenses such as depreciation and amortization, impairment loss and the reclassification items of loss/gain on asset disposals including long-term investments substantially diminished by € 38.2 million to € 19.8 million. Moreover, cash was used by increased inventory levels of € 21.4 million. This consumption of cash was partially offset with cash provided by a decrease of € 15.3 million in accounts receivable and increases in accounts payable and other accrued liabilities of € 18.2 million and € 19.5 million, respectively.

In 1998, net cash provided by operating activities lowered by € 26.5 million compared to 1997. This was chiefly the result of a € 35.8 million increase in accounts receivable and a rise in inventory volume amounting to € 17.9 million which was related to new products. This development was partially offset by increases of € 26.4 million in other accrued liabilities and € 7.3 million in accrued domestic and foreign taxes.

Cash Flow from Investing Activities: *During the reporting period, net cash used in investing activities was € 41.4 million as compared to cash provided by investing activities of € 12.1 million in 1999. Cash was invested in € 64.0 million of assets (capital expenditures, businesses and intangible assets and marketable securities) which is offset by proceeds from asset disposals of € 22.6 million. In 2000, investments in tangible fixed assets of € 40.9 million mainly related to the new nitration plant in Ireland and the renewal of production facilities in the U.S. Product rights and other intangible assets of approximately € 18.2 million were acquired in 2000 (e.g. ATMADISC®). SCHWARZ PHARMA has acquired shares in one of our cooperation partners of € 5 million. Proceeds amounting to € 22.6 million from the disposal of marketable securities as well as product right disposals were recorded.*

During 1999, cash flow from investing activities amounted to € 12.1 million. This improvement over 1998 was primarily due to the proceeds from the disposal of the Generic Business that contributed cash of € 126.8 million. The acquisition of CEPA used cash of € 44.7 million and an additional € 29.8 million was used to fund product acquisitions (e.g. PROVAS®, MIZOLLEN®,

NARAMIC®). Capital expenditures, which focused on improved technology, totaled € 39.6 million in 1999.

Net cash used for investing activities in 1998 amounted to € 107.2 million and therefore twice exceeded expenditures in 1997. This increase primarily related to efforts to expand the range of products. Consequently, investments in new products and licenses accounted for € 98.6 million, and included among others, product rights and licenses for ZOLIM®, SEGLOR®, LORANS®, VERELAN® and ISOMOL®.

In 1998, the Company invested € 28 million to replace and expand property, facilities and equipment. Of this amount, approximately € 9.3 million was spent on updating technical installations at our subsidiary in Seymour, Indiana (USA) and € 6.7 million at the corporate headquarters in Monheim. Furthermore, € 4.4 million was invested in the fine chemicals site in Shannon, Ireland, to fund the construction of a waste water treatment plant and the expansion of the tablet production.

An additional € 2.4 million was contributed to the participating interest in our cooperation partner Creative Peptides AB, Sweden.

***Cash Flow from Financing Activities:** During the reporting period, the positive cash flow from operating activities was used to repay borrowings (reduction of short- and long-term bank loans amounting to € 51.9 million) and to pay dividends for the fiscal year 1999. Cash and cash equivalents were reduced by € 11.6 million to € 24 million.*

In 1999, the Company reduced its outstanding long-term borrowings by a net total of € 21.9 million using cash provided by the divestiture of the ISIS Group. Short-term borrowings, however, were increased by € 25.5 million to finance current financial needs, e.g. inventory stock up. The Company initiated a stock repurchase program in 1999 for which € 17.5 million was used to repurchase approximately 2.5 % of the outstanding stocks.

In 1998, the Company increased its long-term borrowings by € 36.1 million in order to fund acquisitions.

The dividend pay-out ratio, which represents cash dividends paid per common share divided by basic earnings per common share, amounted to 89.3% in 2000 compared to 278% in 1999 and 48% in 1998.

In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in the Company.

Business Segment Information

Segment Reporting by geographic area

Years Ended December 31, (in T€)	1998	1999	**2000**
Net Sales, including inter-area sales:			
Germany	368,002	351,758	337,127
U.S.A.	201,496	206,481	218,104
Europe (excluding Germany)	171,747	217,873	240,034
Asia	8,146	6,107	11,509
Inter-area elimination	(67,747)	(76,336)	(70,582)
	681,644	705,883	736,192
Operating income (loss) before unallocated corporate expenses:			
Germany	92,065	65,584	46,503
U.S.A.	44,559	(43,063)	414
Europe (excluding Germany)	25,195	25,235	28,309
Asia	(773)	(2,497)	(374)
Inter-area elimination	(2,915)	(4,776)	14,378
	158,131	40,483	89,230
Unallocated corporate expenses (a)	54,206	70,303	92,843
Operating income (loss)	103,925	(29,820)	(3,613)
Identifiable Assets:			
Germany	305,029	269,572	254,590
U.S.A.	309,267	295,386	303,156
Europe (excluding Germany)	164,969	230,351	230,689
Asia	5,922	8,183	11,070
Inter-area elimination	(29,492)	(36,579)	(68,991)
	755,695	766,913	730,514
Corporate Assets (b)	57,461	100,086	86,443
	813,156	866,999	816,957
Long-lived Assets:			
Germany	201,095	146,088	132,940
U.S.A.	229,374	220,100	222,466
Europe (excluding Germany)	90,453	130,948	133,661
Asia	3,077	3,871	4,504
	523,999	501,008	493,571
Corporate Assets (b)	10,822	9,844	12,600
	534,821	510,852	506,171
Additions to Tangible and Intangible Assets (c):			
Germany	57,636	37,579	19,167
U.S.A.	33,786	20,223	14,014
Europe (excluding Germany)	31,962	9,587	24,857
Asia	1,136	863	796
	124,520	68,252	58,834
Depreciation and Amortization (d):			
Germany	28,110	23,036	27,691
U.S.A.	17,449	19,172	22,782
Europe (excluding Germany)	11,552	17,073	19,565
Asia	1,308	536	472
	58,419	59,817	70,510

(a) Unallocated corporate expenses primarily relate to research and development, executive and supervisory board, general counsel as well as expenses of the legal department, business development, international marketing and finance.
(b) Corporate assets comprise cash and cash equivalents, marketable securities, investments, headquarter facilities and facilities held for sale.
(c) Additions to tangible and intangible assets do not include assets acquired in a business combination.
(d) Depreciation and amortization include only those of tangible and intangible assets.

Sales between geographic areas are effected at cost plus a proportionate share of profit. During 2000, 1999 and 1998 no customer accounted for more than 10% of consolidated net revenue.

The SCHWARZ PHARMA-Group is engaged in the discovery, development, manufacturing and marketing of a broad and diversified line of pharmaceutical products and services. The Company's general indications contain Cardiovascular, Central Nervous System (CNS), Gastro-intestinal, Urology and other products including chemicals. Products are primarily marketed via wholesale traders.

The Company has adopted FASB Statement No. 131, "Discussions about Segments of an Enterprise and Related Information" according to U.S.-GAAP. The business of SCHWARZ PHARMA is divided into four geographic segments: Germany, U.S.A., Europe excluding Germany and Asia.

The Business Segment Information present net sales, operating income and assets by the principal geographic areas in which the Company operates.

growth from products introduced in 1998 and 1999. Excluding the 1999 sales of the Generic Business that was sold in June 1999, sales would have risen by 4.8% in Germany.

At present, the product portfolio of SCHWARZ PHARMA Germany is significantly changing. Off-patent products are exposed to strong generic competition and showing downward trends. In contrast, recently in-licensed patent-protected products, such as the A II antagonist PROVAS®, the anti-migraine drug NARAMIG® and the antihistamine agent ZOLIM®, are recording considerable growth rates.

The best-selling product of SCHWARZ PHARMA Germany in 2000 continued to be the gastrointestinal drug RIFUN®. Sales amounted to € 31.2 million (-11.8%) despite a highly competitive environment. Other major products are the cardiovascular drugs ISOKET® and PROSTAVASIN® with sales of € 29.6 million (-13.0%) and € 27 million (-3.3%), respectively.

Germany

	1998	1999	**2000**
Net Sales (€ million)	368.0	351.8	**337.1**
Operating Income before unallocated corporate expense as percentage of sales	25.0%	18.6%	**13.8%**

Sales in Germany, including exports to trading subsidiaries and distributors, fell in 1999 and 2000 by 4.4% and 4.2%, respectively. These decreases are solely attributable to the divestiture of ISIS Pharma GmbH in June 1999. To some extent, these decreases were compensated by revenues with the divested business, intensification of marketing activities and sales

It is SCHWARZ PHARMA Germany's aim to achieve significant increases in the proportion of patent-protected drugs through the introduction of new products. In September 2000, the innovative asthma treatment agent ATMADISC®, with a modern inhalation system, was introduced to the German market. SCHWARZ PHARMA Germany acquired exclusive

co-marketing rights for this product from Glaxo Wellcome (Germany) in August 2000. SCHWARZ PHARMA Germany's sales force was expanded in late 2000 in order to be able to properly market this new asthma product as well as to intensify the promotion of PROVAS®, which was launched in 1999.

The decrease in operating income in 1999 and 2000 resulted from the divestiture of the ISIS Group and a changed product mix: More products with lower margins instead of products with higher margins were sold. In addition, due to the introduction of new products (see above) increased marketing expenses lowered operating income in 2000.

In 1999 and 2000, sales on European markets excluding Germany rose by 26.9% and 10.2% respectively. In 1999, growth principally resulted from the acquisition of CEPA (April 1, 1999). In 2000 sales have developed as follows:

CEPA increased sales by nearly 50% (on the basis of 12 months: 12.6%) to € 44.4 million. CEPA's main product is NORPRAMIN®, a drug for the treatment of gastro-intestinal ulcers, with sales of € 21.7 million. In 2000 CEPA SCHWARZ PHARMA has acquired the anti-histamine agent BACTYL®; however, this product will be introduced into the Spanish market in 2001.

Sales of SCHWARZ PHARMA France declined by 5.1% to € 55 million. The best-selling product in France is the migraine drug SEGLOR® with sales amounting to € 12.2 million (-10.8%). A new marketing strategy helped to increase sales of the gastro-intestinal agent Vogalene® by 25.0% to € 7.7 million, while sales of most of the other products have been declining. At the end of the year, SCHWARZ PHARMA France acquired exclusive marketing-rights from 3M Healthcare for a new micro-particle inhalation corticoid for the medication of asthma. This new product will be launched under the brand name NEXXAIR® in spring 2001. It is expected to enable our French subsidiary to expand sales in 2001.

Europe (Excluding Germany)

	1998	1999	**2000**
Net Sales (€ million)	171.7	217.9	240.0
Operating Income before unallocated corporate expense as percentage of sales	14.7%	11.6%	11.8%

Within Europe, SCHWARZ PHARMA is a customer-oriented pharmaceutical company which operates on all key markets with highly efficient marketing and distribution organizations. This enables the company to not only market its own products successfully, but also to license new, patent-protected products. Now that CEPA SCHWARZ PHARMA (Spain) has been integrated, the Company is represented by its own organizations in all key European markets.

Sales in Italy amounted to € 51.1 million, thus representing an increase of 10.8% compared to previous year. Two products are showing positive sales trends: DEPONIT®, a component patch for the treatment of angina pectoris (+13.6% to € 13.9 million), and FEMIPRES®, an ACE inhibitor developed by SCHWARZ PHARMA for the treatment of hypertension (+37.5% to € 5.1 million). LORANS® (licensed in 1999), which is for the treatment of various states of anxiety also contributed to sales growth sales of € 9.3 million (3.9%). In 2000, our Italian subsidiary extended its cardiovascular product range with the newly-licensed drugs CLIVARINA®, an antithrombotic agent, and PRIMESIN®, a lipid-lowering agent.

Despite considerable competition, sales in Great Britain, with its two top-selling products TYLEX® (pain reliever) and ELANTAN® (angina pectoris), were maintained on the same level as the previous year amounting to € 34.5 million.

SCHWARZ PHARMA Poland increased sales by 36.0% to € 17.9 million. This development, which is exceptionally positive, is largely attributable to the cardiovascular products EFFOX® as well as TICLO®, a newly licensed drug that has significantly exceeded our expectations.

Sales in smaller European countries, where SCHWARZ PHARMA is represented by its own branches or a license partner (e. g. Russia, Czech Republic or Bulgaria), increased to € 55.8 million (+8.8%). In terms of countries, Russia was the market showing the highest growth rate; where sales of nitrates were expanded.

In 2000, the operating result of the Business Segment Europe (excluding Germany) grew by 12.2% to € 28.3 million, compared to a decrease from 1998 to 1999. This decrease in 1999 resulted from a change in product mix and the integration of the Spanish acquisition CEPA. Compared to 1999, our French and British affiliates have contributed considerably to the improvement of the group's operating result in 2000.

U.S.A.

	1998	1999	**2000**
Net Sales (€ million)	201.5	206.5	218.1
Operating Income (Loss) before unallocated corporate expense as percentage of sales	22.1%	(20.9%)	0.2%

The pharmaceutical market in the U.S. – representing a volume of € 122.7 billion – is the largest in the world. In 2000, the total market for pharmaceutical goods has once again been growing significantly, which is largely driven by innovative drugs.

Sales of SCHWARZ PHARMA's U.S. operations rose by 5.6% compared to an increase of 2.5% in 1999. However, in local currency sales of our marketing organization in the U.S. (SCHWARZ PHARMA Inc.) decreased by 8.5%, which is mainly due to a drop in sales of the less-profitable product VERELAN®. Offsetting the reduction in VERELAN® were increased sales of products that have higher gross margins. Substantial sales increases were realized with the antihypertensive agent UNIVASC®/UNIRETIC®. Total sales for this product reached € 48.3 million (+40.9%). Furthermore, the innovative formulation of VERELAN PM® for the treatment of hypertension, contributed to sales growth with € 17.1 million, more than tripling the previous year's sales.
In 2000, a change in product mix as well as a successful re-organization of the sales force has considerably improved the operating result.

While the operating result was still positive in 1998 (€ 44.6 million), the U.S. operations incurred a net loss amounting to € 43.1 million in 1999. This decrease was mainly due to an asset impairment on intangible assets of € 43.7 million (details see notes no. 1). Moreover, the 1999 operating result was negatively influenced by the product launch VERELAN PM®. In November 1999, SCHWARZ PHARMA divested its interest in the AXCAN-SCHWARZ LLC Joint Venture to Axcan Pharma U.S. Inc. (Axcan). The selling price of € 55.4 million will be paid off by Axcan Pharma under the terms of a loan agreement between the two parties. SCHWARZ PHARMA will recognize the gain on the divestiture as principal payments are received.

Asia

	1998	1999	**2000**
Net Sales (€ million)	8.1	6.1	11.5
Operating Income (Loss) before unallocated corporate expense as percentage of sales	(9.5%)	(40.9%)	(3.2%)

SCHWARZ PHARMA's subsidiaries increased sales on the Asian markets by 88.5%. This development, which exceeded expectations, was predominantly achieved due to increased sales in China and in the Philippines. Sales had fallen in 1999 as a result of health system reforms. Start-up losses associated with the set-up of SCHWARZ PHARMA in Asia were significantly reduced in 2000 compared to 1999.

Management of Business Risks

SCHWARZ PHARMA is subject to a number of business risks, which are constantly reviewed and evaluated. The most important ones are described below, as required by the German Business Monitoring and Transparency Act (KonTraG).

SCHWARZ PHARMA's ability to earn sufficient returns on its products depends, in part, on the availability of reimbursements from third party payers, such as health insurers, governmental health administration authorities and other organizations. These third parties are increasingly challenging the price and cost-effectiveness of medical products and services.

There can be no assurance that adequate third party reimbursement will be available in the future to enable SCHWARZ PHARMA to achieve or maintain price levels sufficient to realize an appropriate return on its investment in product development. Furthermore, global efforts to contain health care costs, particularly among European governments and managed care organizations in the U.S., continue to exert downward pressure on the pricing of off-patent products.

Management believes, however, that for the time being, a material negative effect on the Company's financial position or results of operation that exceeds past experience is unlikely.

SCHWARZ PHARMA's future revenues depend to a large extent on the Company's ability to successfully develop marketable products. Despite the fact that SCHWARZ PHARMA invests heavily in product development, there can be no assurance that the company will be able to develop a sufficient number of marketable products or that such products will be accepted in the marketplace.

All facilities, the manufacturing techniques used for the manufacturing of products and the devices for clinical use or for sale must be operated in conformity with current Good Manufacturing Practices ("GMP"), the regulations governing the production of pharmaceutical products. SCHWARZ PHARMA's facilities are subject to scheduled periodic regulatory inspections by governmental authorities to ensure compliance with GMP regulations. Non-compliance could have a material adverse effect on a company's financial performance. SCHWARZ PHARMA believes that all of its facilities are in substantial compliance with GMP regulations.

SCHWARZ PHARMA currently purchases raw materials and finished goods from single domestic or foreign suppliers. Although difficulties have never been experienced, supply interruptions may occur in the future, which can force SCHWARZ PHARMA to obtain substitute materials or products. Depending on the raw material or product involved, a significant interruption of supply could have a material adverse effect on SCHWARZ PHARMA's operations. The critical materials and products have been identified and great effort is made to establish second suppliers, where feasible.

Some of SCHWARZ PHARMA's operations are subject to currency fluctuations. These exposures are reduced through the use of foreign currency forward exchange contracts. The contracts are with major financial institutions and the risk of loss is considered remote.

Management believes that effective measures are being utilized to identify and deal with existing business risks.

Notes to Consolidated Financial Statements

(€ in thousands, unless otherwise noted)

1. Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of SCHWARZ PHARMA AG and its majority-owned subsidiaries ("SCHWARZ PHARMA" or "the Company"). All material inter-company balances and transactions have been eliminated. Investments in corporate joint ventures are accounted for according to the equity method.

Revenue Recognition – Revenues are generally recognized when finished products are shipped or services have been rendered to unaffiliated customers.

Research and Development – Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed to discover new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design or testing of product alternatives. All research and development costs are expensed as incurred.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and Cash equivalents consist primarily of commercial papers, certificates of deposit, bank repurchase agreements and money market fund investments carried at cost, which approximates fair value.

Inventories – Inventories are stated at the lower of cost or market. Cost is generally determined in accordance with the average cost method. Certain foreign companies determine cost using the last-in, first-out method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

Property, Plant and Equipment and Depreciation – Property, plant and equipment are recorded at cost. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

	years
Buildings	20 to 40
Machinery and equipment	3 to 15

Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed.

Intangible Assets – The excess of the cost over the fair value of net assets of purchased business is recorded as goodwill and is amortized using the straight-line method over 15 years to 40 years. Other intangibles including trademarks, tradenames and distribution rights, are valued at acquisition cost and are amortized using the straight-line method with estimated lives of 5 to 40 years.

Long-term Investments and Other Assets – Investments in Joint Venture companies, in which ownership is 50%, are stated at cost plus the Company's equity in undistributed earnings as required under the equity method of accounting. This position also includes non-consolidated companies, marketable securities and pension assets.

Investments in Marketable Securities *– The Company classifies its investments as either available-for-sale or held-to-maturity. Investments available-for-sale consist of marketable equity securities and are carried at fair value. Net unrealized gains and losses on investments available-for-sale, net of related income taxes, are reported as a separate component of shareholders' equity. These investments are classified as non-current when it is management's intention to keep the securities on a long-term basis.*

Long-Lived Assets *– The Company periodically evaluates the carrying value of property, plant and equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the expected undiscounted cash flows derived from the asset are less than its carrying value. The Company recorded an impairment loss of €2.3 million in 2000 and an impairment loss of 43.7 million in 1999. No impairment loss was recorded in 1998. The 2000 impairment loss related to non-marketable securities of one of our cooperation partners. In addition, an extraordinary depreciation has been recognized on prepayments amounting to €7.8 million for the project "Human Growth Hormone". The capitalization has been reversed with respect to prudence considerations as the product launch will be delayed.*

The 1999 impairment loss related to intangible assets of the manufacturing operations in Seymour, Indiana (the former Central Pharmaceutical Inc., purchased in 1995) and to product rights purchased from Block Drug Company in 1995, as it was determined that the estimated future undiscounted cash flows were insufficient to recover their carrying value. The assets were written down to fair value, which was determined on the basis of discounted future cash flows and confirmed by independent appraisal.

Income Taxes *– Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes reflect the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company expects that undistributed earnings of certain foreign subsidiaries will be permanently reinvested in their operations. Accordingly, no provision is made for additional income taxes that might be payable on the distribution of such earnings.*

The currency exchange rates to DM used in preparation of the consolidated financial statements were as follows:

Currency:		Exchange rates at Dezember 31, 1999	2000	Annual average exchange rates 1998	1999	2000
China	100 RMB	23.54	25.39	21.30	22.66	26.21
France	100 FRF	29.82	29.82	29.83	29.82	29.82
Great Britain	1 GBP	3.15	3.14	2.91	2.97	3.21
Hong Kong	100 HKD	25.08	26.94	23.00	23.67	27.25
Ireland	1 IEP	2.48	2.48	2.50	2.48	2.48
Italy	1000 ITL	1.01	1.01	1.01	1.01	1.01
Poland	100 PLZ	47.03	50.60	50.38	46.35	48.89
Switzerland	100 CHF	121.87	128.50	121.41	122.40	125.74
Spain	100 ESP	1.18	1.18	1.18	1.18	1.18
U.S.A.	1 USD	1.95	2.10	1.76	1.84	2.12

Foreign Currency Translation *– Assets and liabilities of foreign subsidiaries are translated into Deutsch Marks at current exchange rates at the balance sheet date, and income and expenses are translated using weighted average exchange rates during the period. The effects that arise from translating these items are reported as a separate component of shareholders' equity. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved are included in income (losses: € 1.6 million in 2000, € 1.4 million in 1999 and € 0.2 million in 1998).*

Use of Estimates *– The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.*

Earnings per Share *– Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Common stock equivalents had no dilutive effects for the period reported ("Diluted Earnings per Common Share"), therefore no presentation of "Diluted Earnings per Share" is requested.*

The average number of shares outstanding was 21,993 thousand in 2000, 22,482 thousand in 1999 and 22,540 thousand in 1998.

New Accounting Pronouncements *– In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and for hedging activities. In the meantime, this standard has been specified by FAS No. 137 and FAS No. 138. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and*

measure those instruments at fair value. Gain or loss from hedging transactions may be wholly or partially recorded in earnings or comprehensive income, depending upon the classification of the hedge transaction. Gain or loss on a derivative instrument not classified as a hedging instrument is recognized in earnings in the period of change. FAS No. 133 will be effective for the Company beginning in fiscal 2001. The Company does not believe adoption of FAS No. 133 will have a material impact on its financial position or its results of operations.

Reclassifications – Prior years' financial statements have been reclassified to be consistent with the current year. These changes had no impact on previously reported results of operations or shareholders' equity.

2. Consolidated Companies

The breakdown of all share ownership has been deposited with the Local Court of Langenfeld under HRB 1506 in accordance with § 313 (4) German Commercial Code (HGB).

As a matter of principle, all subsidiaries are accounted for by the purchased method in which SCHWARZ PHARMA AG directly or indirectly holds the majority of voting rights or which are subject to its uniform control.

Eight German and twenty-four foreign companies are included together with SCHWARZ PHARMA AG in the consolidated financial statements.

Our joint venture company HOYER-MADAUS GmbH & Co. KG was accounted for under the equity method.

Twelve subsidiaries have been omitted owing to their relatively minor importance for the net worth, financial position and result of operations of the Group; their sales volume accounts for less than 1% of Group sales.

The group of consolidated companies changed in the year under review as follows:

Foundations:

SCHWARZ PHARMA S.L., Barcelona, Spain

SCHWARZ PHARMA S.L. was established as a holding company to centralize the Spanish business activities in the future. Currently, the entity has no active business.

SCHWARZ PHARMA Philippines, Inc., Manila, Philippines

The entity was founded in April of 1999 to coordinate SCHWARZ PHARMA's trading activities in the Philippines. During 2000 – the first year of SCHWARZ PHARMA Philippines' active business – the entity generated sales of € 1.7 million.

SCHWARZ PHARMA Nordic A/S, Hellerup, Denmark

On May 15, 2000, SCHWARZ PHARMA Nordic was incorporated as a trading subsidiary for pharmaceutical products to basically cover all northern European countries.

SCHWARZ PHARMA Benelux B.V., Arnhem, The Netherlands

Effective August 21, 2000, the Company founded SCHWARZ PHARMA Benelux as a trading company for pharmaceutical products to serve the countries of the Netherlands, Belgium and Luxemburg.

SCHWARZ BIOSCIENCES, Inc., Research Triangle Park, USA

SCHWARZ BIOSCIENCES was incorporated on June 22, 2000. The purpose of the entity is to centralize and to strengthen search and development activities in North America.

Dissolved:

SCHWARZ PHARMA AG, Liestal, Switzerland
Effective June 21, 2000, the liquidation of SCHWARZ PHARMA AG, Switzerland, was finalized and the entity ceased to exist. Ever since the local board of directors decided to liquidate the entity in 1998, SCHWARZ PHARMA AG, Switzerland, was inactive. The Company recognized a loss on disposal of € 0.1 million.

Other changes:

AXCAN-SCHWARZ LLC., Wilmington, USA
In November 1999, the Company sold its 50% interest in AXCAN-SCHWARZ LLC. (AXCAN-SCHWARZ) at a price of € 58.7 million to Axcan Pharma U.S., Inc. (Axcan U.S.). The joint venture between SCHWARZ PHARMA Inc. and Axcan U.S., a United States subsidiary of Axcan Pharma, Inc. (Axcan Pharma), a Canadian company, was created in January 1997 for the purpose of marketing medicines containing Ursodiol in the United States.
The purchase price will be paid in accordance with the terms of a loan agreement between the two parties of the transaction in November 1999. Under these terms Axcan U.S. will repay the unpaid principal amount of the loan and all accrued interest owing at a rate of 9% per annum. The scheduled payments are as follows: € 8.2 million in 1999, € 6.1 million in 2000, € 4.1 million in 2001 and with any remaining principal due in 2002. In addition, principal prepayments of the loan are to be made quarterly, based upon a percentage of annual net sales recorded by Axcan U.S. Principal payments received during 2000 totaled € 11.4 million (1999: € 8 million); unpaid interest at December 31, 2000 approximated € 4.9 million (1999: € 0.6 million). As Axcan U.S. is a highly leveraged entity, the non-cash portion of the gain on this transaction will be deferred and set off against the underlying purchase price receivable until such time Axcan U.S. has the cash flow available to make payments. As such, the Company will recognize the gain as principal payments are received. The total gain deferred as of December 31, 2000 approximated € 42.8 million and € 49.8 million as of December 31, 1999. The net gain recorded in 2000 was approximately € 11.4 million compared to € 1.7 million in 1999.
In connection with the formation of AXCAN-SCHWARZ during 1997, the Company purchased 750.000 special warrants in Axcan Pharma (see note 11). These shares were not part of the aforementioned transaction.

Therefore, during the fiscal year 2000 the following companies have been consolidated:

Purchase method:
SCHWARZ PHARMA AG, Monheim/Germany

SCHWARZ PHARMA Deutschland GmbH, Monheim/Germany

SCHWARZ PHARMA Produktions-GmbH & Co. KG, Monheim/Germany

Hoyer GmbH & Co. KG, Monheim/Germany

Melusin Schwarz GmbH, Monheim/Germany

Sanol GmbH, Monheim/Germany

Schwarz & Co. Immobiliengesellschaft Zwickau beschränkt haftende OHG, Zwickau/Germany

Schwarz & Co. Industriegebäudegesellschaft Zwickau beschränkt haftende OHG, Zwickau/Germany

SCHWARZ PHARMA S.p.A., Milano/Italy

SCHWARZ PHARMA Ltd., Chesham/GB

Schwarz Pharmaceutical Ltd., Chesham/GB

Medo Pharmaceutical Ltd, Chesham/GB

SCHWARZ PHARMA AG, Liestal/Switzerland

SIFA Chemicals AG, Liestal/Switzerland

SIFA Ltd., Shannon/Ireland

Laboratoires SCHWARZ PHARMA S.A., Boulogne/France

SCHWARZ PHARMA Holdings Inc., Wilmington/USA

SCHWARZ PHARMA Manufacturing Inc., Seymour/USA

SCHWARZ PHARMA Inc., Milwaukee/USA

CPM Properties Inc., Wilmington/USA

SRC Properties Inc., Wilmington/USA

Kremers Urban Development Comp. Inc., Milwaukee/USA

SCHWARZ PHARMA Poland Sp.zo.o., Warsaw/Poland

Zhuhai SCHWARZ PHARMA Comp. Ltd., PRC

SCHWARZ PHARMA Hong Kong. Ltd., PRC

SCHWARZ PHARMA Philippines Inc., Manila/Philippines

SCHWARZ PHARMA S.L., Barcelona/Spain

CEPA SCHWARZ PHARMA S.L., Madrid/Spain

IFE S.L., Madrid/Spain

SCHWARZ PHARMA Nordic A/S, Hellerup/Denmark

Schwarz Pharma Benelux B.V., Arnheim/The Netherlands

Schwarz Pharma BioSciences Inc., Research Triangle Park/USA

Equity Method:
HOYER-MADAUS GmbH & Co. KG, Monheim/Germany

3. Acquisition of Products and Strategic Ventures

During 2000, the Company made the following product/license acquisitions:

Date	Partner	Rights	Product/Indication(s)	Territory
May	Knoll (Germany)	Marketing and Distribution	CLIVARINA® Thromboses	Italy, (incl. Vatican und San Marino)
July	Novartis Farma (Italy)	Marketing and Distribution	PRIMESIN® Hypercholesterolemia	Italy
August	Glaxo Wellcome (Germany)	Co-Marketing	ATMADISC® Asthma	Germany
September	Neurozentrum des Universitätsklinikums Freiburg (Germany)	Development and Marketing	UF092000- Neurodegenerative Diseases	Worldwide
September	Almirall Prodesfarma (Spain)	Marketing and Distribution	BACTYL® Allergies	Spain
October	ALviva Biopharmaceuticals (Canada)	Development and Marketing	Neurodegenerative Diseases	Worldwide

With the acquisition of CLIVARINA® and PRIMESIN® SCHWARZ PHARMA improved its position on the Italian market for cardiovascular products. The innovative dual compound driven powder-inhalation device of ATMADISC® for the treatment of Asthma with two modes of action and a modern Diskus powder inhaler strengthens the Company's market position in Germany. BACTYL®, a modern product for the treatment of allergies will be introduced to the Spanish market in early 2001.

The cooperation agreements with the "Neurozentrum des Universitätsklinikums Freiburg" and ALviva Biopharmaceuticals are aimed to discover new compounds for the treatment of various neuro-degenerative diseases (like Parkinson's Disease, Alzheimer's Disease, Huntington's Disease, Amyotrophic Lateral Sclerosis). Both projects are in early, pre-clinical stages and are supposed to supplement the Company's CNS-pipeline once development compounds have successfully been identified.

Notes to the Income Statement

4. Cost of materials

	1998	1999	2000
Cost of raw materials, supplies and Purchased goods	174,216	228,569	222,159
Cost of purchased services	4,848	5,208	6,322
Total	**179,064**	**233,777**	**228,481**

Cost of materials decreased from 1999 to 2000 primarily due to reductions of the finished goods stock at our US manufacturing company. In particular, stock of finished goods have been expanded during the previous year to safeguard against possible year 2000 problems.

5. Personnel expenses

	1998	1999	2000
Wages and salaries	139,703	153,024	155,215
Social security, welfare payments and pension schemes	31,150	35,078	37,244
Thereof: expenditure on retirement benefits	*3,064*	*4,668*	*2,911*
Total	**170,853**	**188,102**	**192,459**

In 2000, total remuneration paid to members of the Supervisory Board was T€ 209 and T€ 1,690 to members of the Management Board. Stock option rights were granted to the Management Board with an amount of T€ 203. Within the scope of the Stock Appreciation Rights Plan (see note 16) members of the Management Board received altogether 75,000 rights. In 2000, this caused no additional personnel expense. As of December 31, 2000, provisions were made for pension commitments to former Management Board members amounting to T€ 5,335. Current payments to former members of the Management Board were T€ 306. No loans were outstanding to members of the Management Board at year-end.

6. Number of employees (annual average)

	1998	1999	2000
Research and Development	346	339	316
Production	720	887	863
Administration and Sales	2,035	2,121	2,054
Total	**3,101**	**3,347**	**3,233**

The average number of employees decreased by 114 to 3,233 in 2000 due to the continuous restructuring processes within the group.
In 1999, the increase in the average number of employees by 246 to 3,347 resulted from the acquisition of CEPA which was partially offset by the divestiture of the ISIS Group.

7. Other Income (Expense) – net

	1998	1999	2000
Income/(loss) from equity investments	(5,287)	2,067	1,438
Gain/(loss) from disposal of investments and fixed assets	2,089	92,359	4,694
Other income/(expense) – net	(1,729)	(1,543)	8,688
Total	**(4,927)**	**92,883**	**14,820**

Income/(loss) from non-operating activities in 2000 was primarily affected by the disposal of the AXCAN-SCHWARZ joint venture. The disposal of AXCAN-SCHWARZ generated a gain of € 11.4 million. Furthermore, the Joint Venture HOYER-MADAUS – set up in 1999 – contributed € 1.4 million to the positive result in 2000.

The gain from disposal of investments includes the gain from the divestiture of LIPREVIL® of € 5.8 million. Sale of fixed assets at SCHWARZ PHARMA Manufacturing, USA resulted in a loss from disposal of approximately € 0.7 million.

Income from the disposal of interests in affiliated companies included proceeds from divestiture of the Generic Business amounting to € 91.2 million in 1999.

8. Income Taxes

Income tax expense includes the following:

	1998	1999	2000
Current:			
German federal	10,961	31,599	(1,764)
German state and local	10,170	17,314	1,376
Foreign	29,435	13,473	10,258
	50,566	**62,386**	**9,870**
Deferred:			
German federal	(4,941)	(1,903)	(4,272)
German state and local	(2,667)	(1,568)	(5,024)
Foreign	(7,749)	(7,631)	3,795
	(15,357)	**(11,102)**	**(5,501)**
Total	**35,209**	**51,284**	**4,369**

German and foreign operations contributed to pretax income as follows:

	1998	1999	2000
German	35,404	85,336	(20,652)
Foreign	59,895	(26,524)	38,429
Total	**95,299**	**58,812**	**17,777**

Deferred income taxes related to:

	1998	1999	2000
Liabilities:			
Property, plant and equipment	8,315	9,835	9,003
Intangible assets	0	0	0
Other	725	1,015	2,001
Total deferred tax liabilities	**9,040**	**10,850**	**11,004**
Assets:			
Intangible assets	1,468	10,755	4,126
Accounts receivable	8,538	8,284	8,304
Inventories	8,970	11,988	9,563
Pension accruals	1,338	3,767	3,206
Operating loss carry-forwards	2,147	5,590	18,239
Other	3,683	9,506	11,207
Subtotal	**26,144**	**49,890**	**54,645**
Valuation allowance	1,568	1,518	809
Total deferred tax assets	**24,576**	**48,372**	**53,836**
Net deferred tax assets (liabilities)	15,536	37,522	42,832
Current deferred income tax asset	**19,552**	**25,334**	**23,775**
Net long-term deferred tax asset (liability)	**(4,016)**	**12,188**	**19,057**

Deferred taxes are not provided for undistributed earnings of certain foreign subsidiaries of the Company, since they are considered to be indefinitely reinvested. The undistributed earnings amounted to approximately € 93.4 million, € 75.2 million and € 82.6 million at December 31, 2000, 1999 and 1998, respectively. Estimated taxes of approximately € 6 million, € 4.6 million and € 4.6 million would be payable upon remittance of all previously unremitted earnings at December 31, 2000, 1999 and 1998, respectively.

At December 31, 2000, all German companies had available net operating loss carry-forwards of approximately € 71.6 million for local income tax purposes, which are not subject to expiration. Deferred tax assets of approximately € 13.3 million related to these loss carry-forwards. The tax loss carry-forwards of foreign subsidiaries amounted to approximately € 61.4 million representing deferred tax assets of approximately € 5.1 million. The majority of these loss carry-forwards will expire at various dates through 2020. A valuation allowance has been established for the resulting deferred tax assets whenever the Company considers it more likely than not that some or all of the deferred income tax assets will not be realized. Cash paid for income taxes in 2000, 1999 and 1998 were € 16.8 million, € 76.5 million and € 47.7 million, respectively.

The reconciliation of income tax from continuing operations computed at the German federal statutory tax rate to the Company's effective income tax rate is as follows:

(in percent)	1998	1999	2000
German federal statutory rate	45.0	40.0	40.0
German local tax	8.0	26.8	16.8
Credit for dividend distributions	(6.8)	(8.6)	(15.4)
Foreign tax rate differences	(17.1)	(3.4)	(57.1)
Non-deductable expenses	1.9	4.8	33.8
Non-deductable goodwill amortization	3.7	38.5	11.8
Federal tax benefit on local taxes	(3.5)	(10.7)	–
Other	5.7	(0.2)	(5.3)
	36.9	**87.2**	**24.6**

During 2000, the German corporate income tax rate applicable for deferred taxes has been cut down by 13 percentage points due to a tax reduction law. Consequently, additional deferred tax income of € 1.8 million could be accounted for in the reporting period.
Contrary, in 1999 the effect of the 5 percentage points decrease in the German federal statutory tax rate resulted in additional deferred tax expense of approximately € 0.4 million.

Notes to the Balance Sheets

9. Inventories

Inventories at December 31 consisted of the following:

	1999	2000
Raw materials and work in process	46.627	30.362
Finished products	40.410	25.644
Merchandise goods	38.130	24.603
	125.167	**80.609**

Inventories valued on a last-in, first-out basis comprised approximately 20% and 25% of total inventories at December 31, 2000 and 1999 respectively.

10. Property, Plant and Equipment, Intangible Assets and Long-Term Investments

Property, plant and equipment	Land	Buildings	Plant and machinery	Technical equipment	Other equipment, operational and office equipment	Advance payments and con- struction in progress	Total
Acquisition cost 31.12.1999	**10,446**	**97,215**	**56,568**	**55.219**	**28.430**	**32,837**	**280,715**
Currency change	85	2,559	1,727	779	477	1,525	7,150
Acquisitions/disposals of businesses	0	0	13	3	(526)	0	(510)
Additions	1	893	1,850	5,067	3,000	29,868	40,679
Disposals	(739)	(8,628)	(6,203)	(7,860)	(2,928)	(989)	(27,347)
Reclassifications	0	21,388	30,318	5,632	(1,841)	(55,073)	424
Acquisition cost 31.12.2000	**9,793**	**113,427**	**84,273**	**58,840**	**26,612**	**8,167**	**301,112**
Depreciation 31.12.1999	**118**	**26,700**	**30,756**	**39,910**	**17,362**	**1.002**	**115,849**
Currency change	9	660	808	487	241	0	2,205
Acquisitions/disposals of businesses	0	0	13	1	(571)	0	(557)
Depreciation 2000	2	4,140	7,446	7,899	4,345	0	23,833
Disposals	(128)	(5,901)	(4,784)	(7,112)	(1,818)	0	(19,743)
Reclassifications	0	(168)	1,059	3,174	(3,063)	(1,002)	0
Depreciation 31.12.2000	**1**	**25,431**	**35,299**	**44,359**	**16,497**	**0**	**121,586**
Book Value 31.12.2000	**9,792**	**87,997**	**48,974**	**14,482**	**10,114**	**8,167**	**179,526**
Book Value 31.12.1999	**10,329**	**70,515**	**25,812**	**15,309**	**11,067**	**31,835**	**164,867**

Additions in property, plant and equipment primarily relate to technology improvements of our U.S. manufacturing facility of € 11.2 million (construction in progress), additional capacity and technology improvements in the fine chemical manufacturing process in Ireland of € 15.9 million (construction in progress) as well as normal recurring capital expenditures in technical and other equipment in Germany of approximately € 5 million and € 1.5 million relating to our U.S. operations.

Intangible assets	Concession	Patents and similar rights	Trade-marks	Licenses and similar rights	Goodwill	Advances paid on intan-gible assets	Total
Acquisition cost 31.12.1999	**662**	**3,411**	**57,342**	**298,388**	**167,583**	**8,371**	**535,756**
Currency change	44	234	423	10,279	10,783	0	21,763
Acquisitions/disposals of businesses	0	0	0	0	(785)	0	(785)
Additions	381	0	2,089	15,669	0	15	18,154
Disposals	(18)	0	0	(13,693)	0	0	(13,711)
Reclassifications	0	0	0	66,823	(58,678)	(8,570)	(425)
Acquisition cost 31.12.2000	**1,069**	**3,646**	**59,854**	**377,466**	**118,902**	**(184)**	**560,753**
Amortization 31.12.1999	**357**	**2,761**	**8,100**	**100,453**	**85,146**	**(239)**	**196,578**
Currency change	27	186	196	2,664	5,812	0	8,884
Acquisitions/disposals of businesses	0	0	0	0	(787)	0	(787)
Amortization 2000	125	0	5,766	38,471	2,167	0	46,529
Disposals	0	0	0	(10,791)	0	0	(10,791)
Reclassifications	0	0	0	0	0	0	0
Amortization 31.12.2000	**508**	**2,947**	**14,062**	**130,797**	**92,338**	**(239)**	**240,413**
Book Value 31.12.2000	**561**	**699**	**45,792**	**246,670**	**26,564**	**55**	**320,340**
Book Value 31.12.1999	**305**	**650**	**49,242**	**197,935**	**82,436**	**8,610**	**339,178**

The investments in intangible assets of in total € 18 million mainly relate to the acquisition of licenses and similar rights (e.g. ATMADISC®/Germany, CLIVARINA®/Italy).

Depreciation on licenses and similar rights recorded 2000 comprise extra-ordinary depreciation amounting to € 7.8 million on prepayments for the project "Human Growth Hormone".

Long-term investments	Investments in associated companies	Long-term loans	Long-term securities	Total
Acquisition cost 31.12.1999	**39,439**	**301**	**10,223**	**49,962**
Currency change	0	0	265	265
Acquisitions/disposals of businesses	0	(301)	(188)	(489)
Additions	3,846	0	9,767	13,613
Disposals	(8,299)	0	(1,534)	(9,833)
Reclassifications	0	0	0	0
Acquisition cost 31.12.2000	**34,986**	**0**	**18,533**	**53,519**
Depreciation 31.12.1999	**2,918**	**0**	**2,968**	**5,886**
Currency change	0	0	0	0
Acquisitions/disposals of businesses	0	0	0	0
Depreciation 2000	3,326	0	2,326	5,652
Disposals	0	0	(1,534)	(1,534)
Reclassifications	0	0	0	0
Depreciation 31.12.2000	**6,244**	**0**	**3,761**	**10,004**
Book Value 31.12.2000	**28,742**	**0**	**14,772**	**43,515**
Book Value 31.12.1999	**36,521**	**301**	**7,255**	**44,076**

Investments in associated companies relate to the joint venture HOYER-MADAUS established in 1999. Long-term investments are included in the balance sheet caption "Long-term investments and other assets".

11. Investments

Information regarding the Company's investment in debt and equity securities is as follows:

	1999	2000
Cost of available-for-sale equity securities	11,660	12,260
Unrealized gains	512	1,190
Unrealized losses	(3,597)	–
Fair value of available-for-sale equity securities	**8,575**	13,450

These investments are included in the captions "Marketable securities, current" and "Long-term investments and other assets".

With the establishment of the Joint Venture AXCAN SCHWARZ in 1997, SCHWARZ PHARMA acquired 750,000 convertible bonds of Axcan Pharma for a price of € 6.6 million and additional € 1.3 million premium. Afterwards, each convertible bond had been exchanged into common shares of Axcan Pharma without any additional payment. Currently, SCHWARZ PHARMA owns less than 5% of the outstanding common shares. This investment has been classified as available-for-sale securities. The remaining premium will be depreciated according to the payments from Axcan U.S. to the Company.

In 2000 SCHWARZ PHARMA purchased 489,804 preferred shares of common stock of Discovery Therapeutics for € 5.0 million. The investment in common stock has been classified as available-for-sale and is being shown as additions to securities (fixed assets).

There were no sales of available-for-sale securities during 2000 and 1999, respectively.

12. Borrowings and Credit Arrangements

Long-term debt at December 31 consisted of:

	Range of Interest Rates in %	Due Date	1999	2000
Domestic:				
Bank loans	4.2 – 6.1	2001–2002	43,670	62,884
	(1999: 4.2 – 6.1)			
Foreign:				
Bank loans	5.7 – 6.9	2005	38,121	28,668
	(1999: 6.5 – 6.9)			
Revolving credit			34,905	0
	(1999: 5.8 – 6.6)			
State loans		2002–2007	450	673
Total long-term debt			117,146	92,225
Less current portion of long-term debt			65,246	57,744
Long-term debt, net			**51,900**	**34,481**
Domestic:				
Convertible bonds	4.0 – 5.5		1,154	1,382
	(1999: 4.0– 5.25)			
Long-term debt + Convertible Bonds			**53,054**	**35,863**

Principal amounts of long-term debt payable during the five years ending December 31, 2001 through 2005 are T€ 57,744, T€ 17,270, T€ 6,044, T€ 6,039 and T€ 5,106 (thereafter, T€ 21 with a term of more than 5 years) respectively. T€ 2,877 of total long-term debt are secured by a mortgage lien.

As of December 31, 1999, one of the Company's foreign subsidiaries borrowed € 34.9 million under a working capital revolving line of credit facility which was completely repaid ahead of schedule in June 2000.

The Company and certain subsidiaries have various unsecured bank loans, which all bear interest at fixed rates.

The Company issued convertible debentures in connection with its Stock Executive Plan (see note 16). The debentures carry interest at rates ranging from 4.00% to 5.50%.

The Company has domestic and foreign line of credit agreements with banks totaling € 55.8 million, of which € 20.1 million were available at December 31, 2000. The interest on borrowings is based upon the terms of each specific arrangement and is subject to market conditions. Certain agreements contain a limitation on the Company's debt-equity ratios, specified net worth and interest coverage ratios relating to SCHWARZ PHARMA-Groups. The Company does not anticipate that future borrowings will be limited by the terms of these agreements.

Short-term debt includes notes payable and bank overdrafts. The weighted average interest rate was 5.6%, 5.4% and 5.3%, respectively, at December 31, 2000, 1999 and 1998.

Cash paid for interest was € 12 million in 2000, € 9 million in 1999 and € 9 million in 1998.

13. Concentrations of Credit Risk

The Company periodically reviews the creditworthiness of counter-parties to foreign exchange and other agreements and does not expect to incur a loss from failure of any counter-parties to perform under the agreements. Concentrations of credit risk with respect to trade receivables are limited, due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required.

14. Employee Benefits

Retirement Benefits

The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most employees provide benefits based on flat amounts and years of service. In general, the Company's policy is to fund these plans only if it is legally required, or local practice or if it is beneficial from tax considerations. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain countries.

Effective June 1, 2000 a Spanish subsidiary of the Company decided to settle a defined benefit pension plan covering 139 retired employees, and the benefit accruals for these employees were frozen as of that date. The accumulated benefit obligation of the plan was settled by the purchase of a non-participating group annuity contract for the retired employees. The settlement was accounted for in accordance with FAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and resulted in a curtailment gain of € 602.8 for the year ended December 31, 2000.

On June 30, 2000, the German operations of the Company terminated a defined benefit pension plan and benefit accruals for all eligible employees were frozen as of that date. Vested pension benefits from the old plan will be paid when the retirement requirements of the plan are being met.

Commencing July 1, 2000, a new defined benefit pension plan was created in Germany covering substantially all employees. The new plan has been instituted through a benevolent fund which is an independent organization. The fund is committed to purchase reinsurance annuity contracts for every individual participant in order to secure future retirement payments from the fund to those participants. The Company contributes 0.75 % of every participant's eligible salaries / wages to the plan (contribution 1). The participant may elect to contribute certain amounts not to exceed 0.75 % of their eligible salaries / wages to the plan (contribution 2). The Company will match the employee's election (contribution 2 only) up to the elected amount but not to exceed the predetermined maximum. In addition, the participants may further contribute at their discretion up to 0.75 % of their eligible salaries / wages to the plan (contribution 3). All contributions to the plan are vested immediately. The accumulated benefit obligation will generally be settled through lump-sum distributions at the time of retirement based on actuarial evaluations. The participant may elect to spread such distributions into up to five partial payments.

Pension cost for all plans were T€ 5,481, T€ 2,615 and T€ 2,315 for 2000, 1999 and 1998, respectively. Pension plan information for fiscal years ending December 31, 2000 and 1999 was as follows:

	1999	2000
Change in benefit obligation		
Benefit obligation at beginning of year	16,639	23,602
Service cost	649	1,037
Interest cost	1,237	1,185
Amendments	0	428
Actuarial (gain)/loss	1,463	(289)
Acquisition	5,632	0
Businesses disposed	(921)	0
Curtailments	0	(5,315)
Benefits paid	(1,097)	(963)
Benefit obligation at end of the year	**23,602**	**19,685**
Change in plan assets		
Fair value of plan assets at beginning of year	0	0
Fair value of plan assets at end of year	0	0
Funded status	(23,602)	(19,685)
Unrecognized net actuarial (gain)/loss	1,629	1,598
Unrecognized prior service cost	0	398
Additional minimum liability	(1,766)	(1,608)
Prepaid (accrued) benefit cost	**(23,739)**	**(19,297)**

	1998	1999	2000
Components of net periodic pension cost			
Service cost	680	649	1,036
Interest cost	999	1,237	1,185
Actual return on assets	0	0	0
Net amortization and deferral	49	73	61
Curtailment loss/(gain)	0	0	(603)
Net periodic pension cost	**1,728**	**1,959**	**1,679**

	1998	1999	2000
Weighted-average assumptions as of December 31			
Domestic and other European plans:			
Discount rate	6.0%	5.5%	5.9%
Rate of compensation increase	2.6%	1.9%	2.5%

Employee Savings Plan

The U.S. operations of SCHWARZ PHARMA have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute a percentage of their earnings to the 401(k) savings feature of the plan. SCHWARZ PHARMA matched 50% of the first 6% of an employee's annual contribution during 2000. SCHWARZ PHARMA may elect to make additional discretionary profit sharing contributions in such amounts as may be determined by the Board of Directors of the U.S. operations. SCHWARZ PHARMA's matching contributions to the plan were approximately T€ 922, T€ 674 and T€ 655 for 2000, 1999 and 1998, respectively. The U.S. Board of Directors authorized additional discretionary contributions of T€ 1,698, T€ 0 and T€ 1,120 for 2000, 1999 and 1998, respectively.

Deferred Compensation Plan

Effective January 1, 1998, the U.S. company instituted a Deferred Compensation Plan (the "Deferred Plan") to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Deferred Plan is intended to be unfunded and, therefore, all compensation deferred under the Deferred Plan is held by the U.S. company and commingled with its general assets. However, employee deferrals are deposited in U.S. company-owned life insurance contracts. Within these contracts the employees have the option of selecting a variety of investments. The return on these underlying investments will determine the amount of earnings credited to the employee's account.

Amounts charged to expense relating to the Deferred Plan were approximately € 1,1 million and € 1,6 million for the years ended December 31, 2000 and 1999, respectively. Included in other non-current liabilities in the accompanying consolidated balance sheets as of December 31, 2000 and 1999 was approximately € 1,9 million and € 1,8 million, relating to the Deferred Plan.

15. Shareholders' Equity

SCHWARZ PHARMA AG and Subsidiaries

in T€	Common shares outstanding in thousands	Common stock outstanding	Additional paid in capital	Other comprehen-sive income	Retained earnings	Total equity	Total comprehen-sive income
Balance per 01.01.1998	22,532	57,514	140,868	36,281	241,551	476,213	
Net income					60,349	60,349	60,349
Other comprehensive income							
Currency translation				(16,489)	(3)	(16,492)	(16,492)
Unrealized holding gains (losses) on securities arising during the period				(3,992)		(3,992)	(3,992)
Reclassification adjustments to net income				871		871	871
Total comprehensive income							**40,736**
Dividend to shareholders					(23,041)	(23,041)	
Issuance of treasury stock	1	2	225			227	
Balance 31.12.1998	**22,533**	**57,516**	**141,093**	**16,671**	**278,856**	**494,136**	
Net income					8,254	8,254	8,254
Other comprehensive income							
Currency translation				33,427		33,427	33,427
Unrealized holding gains (losses) on securities arising during the period				544		544	544
Minimum pension liability adjustments				(852)		(852)	(852)
Total comprehensive income							**41,373**
Reclassification to common stock		981			(981)		
Dividend to shareholders					(28,803)	(28,803)	
Purchase of treasury stock	(539)	(1,403)	(16,055)			(17,457)	
Balance 31.12.1999	**21,994**	**57,094**	**125,039**	**49,790**	**257,326**	**489,249**	
Net income					13,623	13,623	13,623
Other comprehensive income							
Currency translation				15,635		15,635	15,635
Unrealized holding gains (losses) on securities arising during the period				2,783		2,783	2,783
Minimum pension liability adjustments				(135)		(135)	(135)
Total comprehensive income							**31,906**
Reclassification				(232)	232		
Dividend to shareholders					(22,490)	(22,490)	
Purchase of treasury stock	(1)	(2)	(14)			(15)	
Balance 31.12.2000	**21,993**	**57,093**	**125,025**	**67,841**	**248,691**	**498,650**	

In 2000, within retained earnings, the Company allocated T€ 618 to legal revenue reserves and T€ 0 to other revenue reserves. The corresponding amounts in 1999 were T€ 98 and T€ 42,517.

The unrealized holding gains (losses), pension liability and reclassification adjustments are presented net of tax amounting to T€ 1,182, T€ 1,224 and T€ 1,178 for 2000, 1999 and 1998, respectively.

In October 1999, the Supervisory Board authorized the Management Board to repurchase Company's stock. The Management Board decided to repurchase up to € 0.51 million SCHWARZ PHARMA shares through December 31, 1999. The Company's repurchases of common stock are recorded as a separate item in shareholders' equity and reduce common stock and additional paid in capital using the treasury method.

The Company purchased 800 treasury shares in 2000, 548,400 in 1999 and 7,000 in 1998. The number of treasury shares sold to employees amounted to 9,760 in 2000, 9,430 in 1999 and 7,840 in 1998.

16. Stock Incentive Plans

Stock Option Program 1997 – 1999

In 1997, the Company adopted the Executive Stock Option Program (ESOP), through which certain senior managers and other key employees became eligible to invest in fixed-rate debentures, which have a term of seven years and are convertible into shares of the Company's common stock after three years. Each debenture note (nominal value of one thousand DM) can be exchanged for 200 ordinary shares with payment of a premium. The exercise price for the shares upon conversion is based upon the share price at the time the debentures are issued (base exercise price), which is adjusted upward or downward for the relative change in price of the Company's shares compared to an industry stock index and is only exercisable, if at one of the specified potential measurement dates the Company's stock price increases by at least 8.5% per annum for the first 3 years and does not lag the industry index by more than 3% per annum.

During 2000 the Management Board decided and the Supervisory Board acknowledged to repay the fixed-rate debentures at the discretion of each participating key employee in full or in part. The number of shares under option which were repaid was 330,800.

The following table summarizes stock option activity in 2000, 1999 and 1998 under the ESOP (number of shares in thousands):

	1998		1999		2000	
	Number of shares under option	Average base exercise price per share (€)	Number of shares under option	Average base exercise price per share (€)	Number of shares under option	Average base exercise price per share (€)
Outstanding January 1	158	68	281	72	451	61
Granted	168	76	201	46	0	0
Canceled	(45)	69	(31)	71	(348)	61
Outstanding December 31	281	72	451	61	103	59
Exercisable December 31	0		0		0	

Stock Option Program 2000

During 2000, the Company adopted the Executive Stock Option Program 2000 (ESOP 2000), by which certain senior managers and other key employees became eligible to invest in interest bearing fixed-rate debentures, which have a term of ten years and are convertible into shares of the Company's common stock. Each debenture (nominal value of DM 5.09 or € 2.60) can be exchanged for one ordinary share with the payment of a premium. The exercise price for the options upon conversion is based on an average share price at the time the debentures are issued (reference price) plus an extra charge of 15 % (exercise hurdle) of the reference price. After two and three years fifty percent of the covered shares will each become exercisable, but only if a participant's date of termination, death, disability or retirement has not occurred before the vesting date.

The following table summarizes stock option activity in 2000 under the ESOP 2000:

(number of shares in thousands)	2000 Number of shares under option	2000 Average base exercise price per share (€)
Outstanding January 1	0	
Granted	448	27.13
Canceled	(18)	27.13
Outstanding December 31	430	27.13
Exercisable December 31	0	

Stock Appreciation Rights Program 1999 (SAR Plan)

Effective September 1, 1999, the Management Board adopted the SCHWARZ PHARMA Stock Appreciation Rights Plan 1999. Under the SAR Plan, which has a duration of 6 years, the Company, via a committee appointed by the Management Board, (the "Committee") may grant to eligible employees one or more stock appreciation rights ("SARs"). The Committee will specify the number of shares to be subject to each SAR granted to each participant and establish the grant price and grant date for each SAR granted. Under the terms of the SAR Plan, the grant price of the SAR granted shall be the fair market value of the common share of SCHWARZ PHARMA AG on the grant date.

Twenty five percent of covered shares of a participant's SAR will become exercisable on the first, second, third and fourth anniversary of the grant date, but only if a participant's date of termination has not occurred before the vesting date. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable.

Upon exercise of a SAR, the participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock, as defined in the SAR Plan, on the exercise date over the grant price. The SARs expire upon the earliest of the following:

- *The sixth anniversary of the grant date*
- *The seventh day following the participant's date of termination, if such termination occurs for reasons other than the participant's death*
- *The twelve month anniversary of the date of termination, if termination occurs by reason of the participant's death.*

During the year-end December 31, 1999, 165,700 SARs were issued to senior executives and key employees of the Company. No compensation expense was recognized during the year 1999 as the grant price (€ 38.64) of all SARs issued exceeded the market value of the Company's stock at December 31, 1999.

The development of the SAR Plan was as follows:

(ARs in thousands)	1999 Number of SARs	2000 Number of SARs
Outstanding January 1	0	243
Granted	256	0
Canceled	(13)	(50)
Outstanding December 31	243	193
Exercisable December 31	0	48

Stock Appreciation Rights Program 2000 (SAR 2000 Plan)

The Stock Appreciation Rights Program 2000 has been established on December 31, 2000. Under the SAR 2000 Plan, the Company may grant to eligible key employees an individually determined number of stock appreciation rights ("SARs"). The grant price of a SAR granted under this program will be € 20 (DM 39.12). The overall duration of the SAR 2000 Plan is five years and ends on December 31, 2005.

Fifty percent of covered shares of a participant's SAR will become exercisable on the first and the second anniversary of the grant date, but only if a participant's date of termination has not occurred before the vesting date. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable. Upon exercise of a SAR, the participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock over the grant price, as defined in the SAR Plan, on the exercise date.

(SARs in thousands)	2000 Number of SARs
Outstanding January 1	0
Granted	275
Canceled	0
Outstanding December 31	275
Exercisable December 31	0

As of December 31, 2000, 275,000 SARs were issued to key employees of the Company. As the fair market value of the Company's stock exceeded the grant price of the SARs at December 31, 2000, compensation expense of € 1.9 million will have to be accrued over the vesting period of which € 0 related to 2000.

The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting were applied as defined in FAS No. 123, "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:

In thousand €, except per share amounts:	1998	1999	2000
Net income			
As reported	60,349	8,254	13,624
Pro forma	59,356	7,330	12,112
Basic earnings per share			
As reported	2.68	0.37	0.62
Pro forma	2.63	0.33	0.55

The weighted-average fair value per share for options granted in 2000, 1999 and 1998 were estimated at € 15, € 9 and € 10, respectively. The fair value was calculated using the Black-Scholes option pricing model, modified to reflect the pricing adjustments, based on the following assumptions:

	1998	1999	2000
Dividend yield	1.5%	4.5%	1.7%
Volatility	35.0%	39.0%	36.0%
Risk-free interest rate	3.6%	5.5%	4.9% – 5.4%
Expected term of options (in years)	7	7	5 – 10
Volatility of pharma index	25.0%	25.0%	–
Correlation to pharma index	20.0%	20.0%	–

17. Financial Instruments

Derivative Financial Instruments

SCHWARZ PHARMA is an international corporation with operations in several countries. As a result, it is subject to foreign currency exposures related to buying, selling, and financing in currencies other than the local currency.

The Company enters into forward exchange and option contracts to hedge certain firm purchase and sales commitments and certain anticipated but not yet firmly committed transactions denominated in foreign currencies. In addition, a foreign subsidiary entered into a cross-currency swap agreement with a bank to hedge the principal and interest payments related to a bank loan denominated in DM.

Premiums paid or received on purchased or sold options are included in other assets and liabilities and recognized in earnings when the future obligation being hedged is recognized. Deferred gains and losses on forward exchange contracts are generally recognized in earnings when the future purchases and sales being hedged are recognized or when the foreign currency liability is settled. Losses from contracts on anticipated transactions are immediately recognized in income.

At December 31, 2000 and 1999, the Company had no contracts outstanding with maturities beyond one year.

The following table presents the aggregate notional principal amounts, carrying values and fair values of the Company's derivative financial instruments outstanding at December 31, 2000 and 1999.

	December 31, 1999			December 31, 2000		
	Notional Principal Amounts	Carrying Values	Fair Values	Notional Principal Amounts	Carrying Values	Fair Values
Forwards Contracts	10.913	(232)	(118)	10.747	-	706
Cross-Currency Swap	6.981	-	(1.970)	-	-	-
Options	0	-	-	46.732		1.738
Total	**17.894**	**(232)**	**(2.088)**	**57.479**	**-**	**2.444**

Fair Value of Financial Instruments

FAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For the purposes of this disclosure, the fair value of financial instruments is the amount from which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. However, considerable judgement is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that SCHWARZ PHARMA could realize in a current market exchange or the value that ultimately will be realized by SCHWARZ PHARMA upon maturity or disposition.

The financial instruments portfolio of SCHWARZ PHARMA includes cash and cash equivalents, as well as short- and long-term debt instruments. The most significant instrument, long-term debt, had carrying and fair values totaling € 34,481 and € 34,289 respectively at December 31, 2000. The corresponding amounts at December 31, 1999 were € 51,900 and € 52,285 respectively. The fair values of the other instruments approximated their carrying values in the aggregate.

The fair value of long-term debt has been estimated using the discounted cash flow method based on SCHWARZ PHARMA's current borrowing rates, currency exchange rates and remaining maturities.

18. Commitments

Capital Leases

In 2000 certain non-cancelable leases relating to office equipment are classified as capital leases and are included in property, plant and equipment. Other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets are as follows:

Dec. 31, 2000 T €	
Other equipment	3.428
Less accumulated depreciation	1.719
Net capitalized leased assets	**1.709**

At December 31, 2000 the future minimum lease payments under capital leases are as follows:

(in T €)	
2001	1.165
2002	579
2003	87
Total minimum lease payments	**1.831**
Less amount representing interest	117
Present value of net minimum lease Payments	**1.714**
Less current maturities	1.116
Long-term obligation	**598**

Operating Leases

The Company leases automobiles, certain equipment, office and warehouse facilities under various lease agreements. Rental expense under these leases were approximately T€ 13,933, T€ 11,044 and T€ 9,464 in 2000, 1999 and 1998, respectively. The Company has certain obligations related to future capital expenditures and other purchase commitments totaling T€ 12,934, as of December 31, 2000. Aggregate future minimum annual rental payments required under the operating leases at December 31, 2000, are as follows:

(In T €)	
2001	10.457
2002	7.753
2003	5.316
2004	4.629
2005 and thereafter	4.829
Total	**32.984**

19. Contingencies

The Company is involved in various litigations arising in the normal course of business, including proceedings based on product liability claims, patent infringement and workers' compensation claims. The Company is self-insured for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities.

SCHWARZ PHARMA AG, Germany, is currently subject to a tax audit covering substantially all years from 1992 to 1996. In addition, Laboratoires SCHWARZ PHARMA S.A., France, is being audited by local tax authorities for the years 1996 to 1998. As the audits have not yet been finished the results of the audits have not been presented to the Company. Hence, no provisions for any possible tax claims have been accounted for.

While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings are not reasonably likely to have a material effect on the Company's liquidity, financial condition or results of operations.

20. Subsequent Events

Beyond the developments already described, no events occurred after December 31, 2000, which are of major significance for SCHWARZ PHARMA and would lead to a change in the assessment of the Group.

21. Business Segment Information

See page 25 of this report.

22. Significant differences between German Commercial Code and U.S.-GAAP

There are differences in a large number of individual items between U.S.-GAAP accounting principles and German Commercial Code (HGB). The following items have particular relevance to SCHWARZ PHARMA:

Depreciation on property, plant and equipment and product rights

Movable property, plant and equipment are amortized in the Consolidated Financial Statements according to U.S.-GAAP using the straight-line method without exception. Under HGB, in accordance with tax regulations, declining-balance depreciation is permissible to be used in Consolidated Financial Statements. In some cases, estimating longer useful lives for certain product rights following HGB leads to lower depreciation as compared to U.S.-GAAP.

Acquired goodwill

While the costs of purchasing participating interests in third parties and the market values of the identifiable goods (less liabilities) acquired can be netted against revenue or capital reserves, as permitted by the HGB, under U.S.-GAAP assets and liabilities are recorded at their fair values and any remaining excess purchase price is recorded as goodwill. Following U.S.-GAAP scheduled amortization is computed using estimated useful lives between 15 and 20 years (for acquisitions in 1999; earlier acquisitions: up to 40 years). If goodwill is recorded HGB allows for useful lives of 4 years or any other reasonable estimation.

Inventories / Cost of sales

Cost of sales in accordance with the HGB only include direct material cost and prime cost with overhead cost to be capitalized at the discretion of the management. On the other hand the presentation in accordance with U.S.-GAAP requires that portions of related overheads have to be included in recorded cost of sales.

Provisions

In the Consolidated Financial Statements according to U.S.-GAAP, all pension commitments of the SCHWARZ PHARMA-Group are valued uniformly according to FAS No. 87 "Employer's Accounting for Pensions." In contrast, for consolidated accounting purposes under the HGB, the valuation used for domestic companies is based on German tax regulations and the valuation for foreign companies is based on the relevant local regulations.

Under German accounting rules, provisions for deferred maintenance may be recorded as of the balance sheet date if the maintenance measures will be executed within three months of that date. U.S.-GAAP does not allow provisions for such maintenance expenses. Furthermore, in contrast to U.S. accounting rules, reserves must also be recorded for contingent liabilities under German rules when the need for the same is sufficiently probable.

Research and development costs

SCHWARZ PHARMA has entered into development contracts with various biotechnology and other technology companies concerning projects at different stages of clinical development. In the majority of cases, down-payments become due at the time of concluding these contracts. According to HGB those payments are regularly capitalized in the balance sheet under intangible assets as purchased product rights. However, according to U.S.-GAAP, these costs are in general recorded as ongoing research and development expenses in the income statement.

Affiliates

Registered office	Equity capital 1999 € m.	Equity capital 2000 € m.	Total sales 1999 € m.	Total sales 2000 € m.	Employees 1999 31/12/	Employees 2000 31/12/
Germany						
SCHWARZ PHARMA AG, Monheim	412.1	**393.6**	204.6	**110.2**	461	**459**
SCHWARZ PHARMA Deutschland GmbH, Monheim	7.8	**7.0**	174.0	**170.3**	479	**481**
SANOL GmbH, Monheim	0.3	**0.3**	0.1	**0.1**	-	**-**
SCHWARZ & Co. Immobiliengesellschaft, Monheim	0.1	**0.1**	0.3	**0.4**	-	**-**
SCHWARZ & Co. Industriegebäudegesellschaft, Monheim	3.0	**3.5**	1.6	**1.6**	-	**-**
SCHWARZ PHARMA Produktions GmbH & Co. KG, Monheim	80.8	**78.5**	28.0	**149.7**	423	**427**
Foreign companies						
SCHWARZ PHARMA Ltd. UK, Chesham/GB	6.4	**7.0**	34.9	**34.5**	94	**102**
SCHWARZ PHARMA-Gruppe Italy, Milan/I	10.3	**10.7**	46.1	**51.2**	181	**185**
SIFA CHEMICALS AG, Liestal/CH	14.9	**18.6**	58.6	**51.9**	6	**6**
SIFA Ltd., Shannon/IRL	31.9	**33.2**	22.8	**20.5**	170	**192**
LABORATOIRES SCHWARZ PHARMA S.A., Boulogne/F	15.5	**14.2**	58.0	**55.0**	191	**192**
SCHWARZ PHARMA Poland Sp.zo.o., Warsaw/PL	5.8	**8.1**	12.1	**17.4**	121	**120**
SCHWARZ PHARMA-Gruppe USA, Wilmington/USA	239.8	**269.0**	201.6	**218.1**	695	**612**
ZHUHAI SCHWARZ PHARMA Comp., Ltd.[1], Zhuhai/PRC	4.5	**3.7**	3.1	**5.7**	118	**135**
SCHWARZ PHARMA Hong Kong Ltd., Hongkong/PRC	4.7	**5.4**	3.7	**6.1**	10	**11**
SCHWARZ PHARMA Co. Ltd., Tokyo/Japan	0.1	**0.1**	-	**-**	-	**-**
SCHWARZ PHARMA-Gruppe Spanien, Madrid/ESP	12.8	**16.8**	30.1	**44.4**	251	**256**
SCHWARZ PHARMA Philippines Inc., Manila/PHI	0.3	**0.2**	-	**1.7**	20	**48**
SCHWARZ PHARMA BIOSCIENCES Inc., Durham/USA	-	**1.0**	-	**-**	-	**5**
Associated companies						
HOYER-MADAUS GmbH & Co. KG[2], Monheim	-	**-**	25.6	**28**	-	**71**

The share in the equity capital of the companies is 100% in all cases except for

[1] ZHUHAI SCHWARZ PHARMA Company, Zhuhai: 75%

[2] HOYER-MADAUS GmbH & Co. KG 50%

Principal SCHWARZ PHARMA Products

Product Group/ Trademarks	Component	Indication	Net sales 1999 in € m.	Net sales 2000 in € m.	Change in %
Cardiovascular					
UNIVASC®/FEMIPRES®/ UNIRETIC®/FEMIPRES PLUS®	Moexipril/Moexipril HCTZ	Hypertension	41.3	**56.8**	37
ISOKET®/DILATRATE®	Isosorbide dinitrate	Coronary heart disease	51.4	**51.2**	0
ELANTAN®	Isosorbide mononitrate	Coronary heart disease	44.9	**44.2**	-1
DEPONIT®	Glyceryl trinitrate (patch)	Coronary heart disease	40.2	**40.6**	1
PROSTAVASIN®	Alprostadil	Peripheral arterial occlusive disease	37.7	**37.5**	-1
VERELAN PM®	Verapamil HCL	Hypertension	4.1	**17.1**	317
TENSOBON®/ COR TENSOBON®	Captopril	Hypertension, Heart failure	21.4	**14.5**	-32
NIDREL®/BAYPRESS®	Nitrendipin	Hypertension	14.3	**13.5**	-5
PROVAS®	Valsartan	Hypertension	2.0	**9.5**	365
DYNACIL®	Fosinopril	Hypertension, Heart failure	8.7	**8.0**	-9
KERLONE®	Betaxolol	Hypertension	8.4	**7.9**	-5
LIPOSCLER®	Lovastatin	Antilipemic agent	4.0	**7.5**	86
Gastro-intestinal					
RIFUN®	Pantoprazol	Gastro-intestinal ulcers, Reflux esophagitis	35.4	**31.2**	-12
LEVSIN®	Hyoscyamine	Irritable bowel syndrome	20.7	**22.5**	9
NORPRAMIN®	Omeprazol	Gastro-intestinal ulcers, Reflux esophagitis	14.9	**21.7**	45
PROCTO®	Hydrocortisone	Dermatoses	15.9	**18.6**	17
COLYTE®	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	8.6	**13.2**	53
VOGALENE®	Metopimazine	Nausea	6.1	**7.7**	25
Urology					
VIRIDAL®/EDEX®	Alprostadil	Erectile dysfunction	7.7	**9.4**	22
HARZOL®	Beta-sitosterol	Benign prostatic hyperplasia	5.3	**4.2**	-21
Central Nervous System					
AGIT®/SEGLOR®	Dehydroergotamin	Migraine	15.5	**13.8**	-11
LORANS®	Lorazepam	Anxiety	8.9	**9.3**	4
NARAMIG®	Naratriptan	Migraine	0.8	**4.3**	431
Other					
TYLEX®	Paracetamol, Codeine	Pain	17.1	**16.9**	-1
FERRO SANOL®	Iron (II)-glycine-sulfate-complex	Iron deficiency	13.1	**14.1**	7
NIFEREX®	Ferrihydrite	Iron deficiency	15.1	**10.7**	-29
ZOLIM®	Mizolastin	Allergies	3.4	**6.5**	90

Glossary

ACE inhibitor
= angiotensin converting enzyme inhibitor; Substances which prevent the conversion of angiotensin I to angiotensin II which results in a dilation of blood vessels and, thus, in a lowering of blood pressure

Allergy
A misguided reaction by the immune system in response to bodily contact with certain foreign substances

Alzheimer's Disease
A progressive degenerative disease of the brain that leads to dementia

Amyotrophic lateral sclerosis (ALS)
A progressive chronic motor neuron disease, which is a disease of nerves that come from the spinal cord responsible for supplying electrical stimulation to the muscles

Angina pectoris
A form of coronary heart disease

Angiotensin (A-) II antagonists
Substances used to combat high blood pressure – they inhibit the vasoconstrictive effect of angiotensin II

Antihistamines
Drugs that combat the histamine released during an allergic reaction by blocking the action of the histamine on the tissue

Antithrombotics
Drugs against thrombosis and thrombembolia

Asthma
Attack of difficulty in breathing

Benign
Non-cancerous, does not metastasize

Calcium antagonists
Substances which prevent the influx of calcium into the cardiac and smooth-muscle cells, thereby eliminating the contracting effect on the same

Cardiac arrhythmia
Irregular heart beats, potentially fatal

Cardiovascular
Affecting the heart and circulatory system (vessels)

Colonoscopy
Examination of the large intestine using a colonoscope introduced through the anus and guided up the colon

Coronary heart disease
Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels

Dermatosis
Skin disease

Diabetes mellitus
A form of diabetes

Dopamine agonist
A substance related to the endogenous transmitter of the central nervous system

Epilepsy
Sudden disorderly discharge of nerve cells in the brain; symptoms may include impairment of motor response and disturbed consciousness

Erectile dysfunction
Impairment of erectility, impotence

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient after expiration of the patent for the active ingredient

Heart failure
Reduced degree of physical resilience due to a cardiac functional disorder

Huntingtons's Disease
An hereditary disorder with mental and physical deterioration leading to death

Hypercholesterolemia
Increased blood level of Cholesterol; risk factor for aterlosclerotic diseases

Hypertension
High blood pressure

Insulin
Hormone for controlling the blood-sugar level

Lipid-lowering agents
Substances which reduce an excessive level of fat in the blood

Mononitrates

Drugs from the nitrate class of substances used in the long-term treatment of coronary heart disease

Neurodegenerative disease

Disease, which leads to the decline and the loss of neurons

Neuropathy

Disease or malfunction of the nerves.

Nitrates

Class of substances used in the treatment of coronary heart disease and its clinical symptoms (like angina pectoris)

– they reduce the energy and oxygen requirements of the cardiac muscle

– of therapeutic relevance are the active ingredients glyceryl trinitrate, isorbide mononitrate and isosorbide dinitrate

Parkinson's disease

Shaking palsy; disturbance of the hormone balance in certain areas of the brain resulting in motor disturbances like poor mobility and trembling of the limbs in the state of rest and muscle rigidity

Peptides

Protein molecules

Peripheral arterial occlusive disease

Obstruction of the supply of blood to the limbs as a result of arteriosclerosis

Prostatic hyperplasia

Benign enlargement of the prostate

Transdermal

Through the skin

(trk Receptor) Tyrosine -kinase Inhibitor

trk = tyrosine-kinase linked tropomyosin receptor. trk receptor Tyrosine-kinases are involved in cell growth, cell differentiation, and cell survival. trk receptor Tyrosine kinase inhibitors are proposed to induce programmed cell death (apoptosis) of cancer cells, especially in prostate cancer.

Ulcers

Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence

Inability to retain urine at will

Urology

Medical speciality dealing with changes and diseases of male and female urinary passages as well as the male sex organ

Central Nervous System (CNS)

brain and spinal cord

Supervisory Board and Executive Board

Supervisory Board

Dr. Hans-Dietrich Winkhaus
Chairman from May 11, 2000
Member of the shareholder committee of Henkel KGaA
Member of the Supervisory Board of Degussa-Hüls AG, Marl
Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne
Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf
Chairman of the Supervisory Board of Deutsche Telekom AG, Bonn
Member of the Supervisory Board of BMW AG, Munich

Ernst Friedlaender
Vice Chairman from May 11, 2000
Former Chairman of the Board of Management of Prym-Werke GmbH & Co. KG, Stolberg
Chairman of the Advisory Board of Hasenkamp GmbH & Co., Cologne
Chairman of the Supervisory Board of Penarroya Oxide S.A., Rieux, France
Member of the Advisory Board of Prym-Werke GmbH & Co. KG, Stolberg
Member of the Advisory Board of Rabenhorst GmbH, Unkel
Chairman of the Advisory Board of Verpackung & Display Stabernach Jr. GmbH, Fulda

Rolf Schwarz-Schütte
Chairman until May 10, 2000
Honorary Chairman from March 20, 2001

Heinrich Bergmeier*
Commercial Employee

Klaus Klinkers*
Master Electrician, Technical Employee

Edda Neumann*
Medical Representative

Jürgen Peddinghaus
Chairman of the Advisory Board for Germany, Booz, Allen & Hamilton
Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt
Member of the Advisory Board of Carl Dan. Peddinghaus GmbH & Co. KG, Ennepetal
Chairman of the Supervisory Board of Faber-Castel AG, Stein
Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen
Member of the Advisory Board of Norddeutsche Private Equity, Hamburg

*Employees' representatives

Dr. Kurt Rudolf Schwarz
Managing Director of Leifina GmbH, Munich

Dr. Marcel Studer
President of the Supervisory Board of Treuco Treuhand-Gesellschaft, Zürich, Switzerland
Member of the Supervisory Board of Bayerische Landesbank (Schweiz) AG, Zürich, Switzerland
President of the Supervisory Board of Bourns AG, Baar, Switzerland
President of the Supervisory Board of Emile Egger & Co. AG, Cressier, Switzerland
President of the Supervisory Board of H & M Trading AG, Neuendorf, Switzerland
Member of the Advisory Board of Kächele-Cama Latex GmbH, Eichenzell
Member of the Supervisory Board of Meyerhans & Cie. AG, Weinfelden, Switzerland
President of the Supervisory Board of Sifa Chemicals AG, Liestal, Switzerland
President of the Supervisory Board of Skandifinanz AG, Zürich, Switzerland
President of the Supervisory Board of SKF (Schweiz), Schwerzenbach, Switzerland
Vice-President and Secretary of the Supervisory Board of UPM-Kymmene AG, Zürich, Switzerland

Executive Board

Patrick Schwarz-Schütte
Chairman

Jürgen Baumann (from March 23, 2000)

Lars Ekman (until December 4, 2000)

Klaus Langer

Dr. Klaus Veitinger (from March 23, 2000)

SCHWARZ PHARMA-Group Addresses

SCHWARZ PHARMA AG
Alfred-Nobel-Str. 10
40789 Monheim, Germany
Telefon +49 / 21 73 / 48-0
Fax +49 / 21 73 / 48-16 08
www.schwarzpharma.com

Germany
SCHWARZ PHARMA Deutschland GmbH
Alfred-Nobel-Str. 10
40789 Monheim, Germany
Phone +49 / 21 73 / 48-0
Fax +49 / 21 73 / 48-16 08
www.schwarzpharma.de
Chief Executive: Georg Noweski/Jürgen Willas

SCHWARZ PHARMA Produktions-GmbH & Co. KG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Phone +49 / 21 73 / 48-0
Fax +49 / 21 73 / 48-16 08
Chief Executive: Detlef Thielgen

HOYER-MADAUS GmbH & Co. KG
Alfred-Nobel-Str. 10
40789 Monheim, Germany
Phone +49 / 21 73 / 48-31 00
Fax +49 / 21 73 / 48-31 99
www.hoyer-madaus.de
Chief Executive: Karl Heinz Lüninghöner

USA
SCHWARZ PHARMA, Inc.
6140 West Executive Drive
Mequon, WI 53092, USA
Phone +1 / 262 / 238 54 00
Fax +1 / 262 / 238 03 11
www.schwarzusa.com
Chief Executive: Ron Stratton

SCHWARZ BIOSCIENCES Inc.
4101 Research Commons Building
Suite 100
79 T.W. Alexander Drive
Research Triangle Park
NC 27709, USA
Phone +1 / 919 / 767-25 55
Fax +1 / 919 / 767-25 70

France
LABORATOIRES SCHWARZ PHARMA S.A.
Le Mail du Point du Jour
235 Avenue Le Jour se Lève
92651 Boulogne Billancourt, Frankreich
Cedex
Phone +33 / 1 / 46 10 66 66
Fax +33 / 1 / 46 21 21 31
www.schwarzpharma-lab.fr
Chief Executivein: Marie-Laure Pochon

Great Britain
SCHWARZ PHARMA Ltd.
Schwarz House
East Street
Chesham
Bucks HP5 1DG, Großbritannien
Phone +44 / 14 94 / 79 75 00
Fax +44 / 14 94 / 77 39 34
www.schwarzpharma.co.uk
Chief Executive: Konstantin v. Alvensleben

Ireland
SIFA LTD.
Shannon Industrial Estate
Shannon, County Clare, Irland
Phone +353 / 61 / 71 41 00
Fax +353 / 61 / 71 41 01
Chief Executive: Dr. Conor O'Brien

Switzerland
SIFA CHEMICALS AG
Industriestrasse 7
4410 Liestal, Schweiz
Phone +41 / 61 / 906 90 50
Fax +41 / 61 / 906 90 44
www.sifachem.com
Chief Executive: Werner J. Schnyder

Italy
SCHWARZ PHARMA S.P.A.
Via Gadames 57
20151 Milano, Italien
Phone +39 / 02 / 30 07 91
Fax +39 /02 / 30 863 59
www.schwarzpharma.it
Chief Executive: Dr. Thomas Richter

Spain
CEPA SCHWARZ PHARMA S.L.
Paseo de la Castellana, 141
15th Floor
28046 Madrid, Spanien
Phone +34 / 91 / 570 34 44
Fax +34 / 91 / 570 29 62
www.cepaschwarzpharma.es
Chief Executive: Dr. Antonio Martin

Poland
SCHWARZ PHARMA Sp.zo.o
Ul. Dolna 21
05-092 Lomianki, Polen
Phone +48 / 22 / 751 13 28
Fax +48 / 22 / 751 87 96
Chief Executive: Klaus Bitterauf

Asia
SCHWARZ PHARMA Asia Pacific
C.M.A. Building
24th Floor
Connaught Road 64
Central
Hong Kong
Phone +852 / 28 54-93 33
Fax +852 / 28 54-91 11
Chief Executive: Reto Carl Rietmann

Contacts at SCHWARZ PHARMA

Chairman of the Executive Board
Patrick Schwarz-Schütte
Phone: +49 / 21 73 / 48-16 92
Fax: +49 / 21 73 / 48-12 22
E-Mail:
patrick.schwarz-schuette@schwarzpharma.com

Member of the Executive Board
Finance and Technical Operations
Klaus Langer
Phone: +49 / 21 73 / 48-16 34
Fax: +49 / 21 73 / 48-12 22
E-Mail: klaus.langer@schwarzpharma.com

Member of the Executive Board
Europe
Jürgen Baumann
Phone: +49 / 21 73 / 48-12 68
Fax: +49 / 21 73/ 48-17 05
E-Mail:
juergen.baumann@schwarzpharma.com

Member of the Executive Board
USA, Asia, International Marketing
Dr. Klaus Veitinger
Phone: +1 / 262 / 238-54 24
Fax: +1 / 262 / 238-05 11
E-Mail: kveiting@schwarzusa.com

Corporate Finance
Werner Andree
Phone: +49 / 21 73 / 48-14 75
Fax: +49 / 21 73 / 48-18 91
E-Mail: werner.andree@schwarzpharma.com

Corporate Development
Mergers & Acquisitions
Dr. Jörg Blumentritt
Phone: +49 / 21 73/ 48-15 41
Fax: +49 / 21 73 / 48-18 91
E-Mail: joerg.blumentritt@schwarzpharma.com

Preclinical Development
Dr. Linda Hakes
Phone: +49 / 21 73 / 48-16 56
Fax: +49 / 21 73 / 48-13 91
E-Mail: linda.hakes@schwarzpharma.com

Corporate Counsel
Klaus Dieter Hommerich
Phone: +49 / 21 73 / 48-16 61
Fax: +49 / 21 73 / 48-10 64
E-Mail:
klaus-dieter.hommerich@schwarzpharma.com

Export International RoW
Wolfgang Hormuth
Phone: +49 / 21 73 / 48-17 02
Fax: +49 / 21 73 / 48-19 06
E-Mail: wolfgang.hormuth@schwarzpharma.com

Corporate Regulatory Affairs
Dr. Harald Jordan
Phone: +49 / 21 73 / 48-22 14
Fax: +49 / 21 73 / 48-17 08
E-Mail: harald.jordan@schwarzpharma.com

Business Unit Growth Hormone
Jörg Keimes
Phone: +49 / 21 73 / 48-13 79
Fax: +49 / 21 73 / 48-14 78
E-Mail: joerg.keimes@schwarzpharma.com

New Products & Technology Acquisitions
Ulrike Kluge
Phone: +49 / 21 73 / 48-15 79
Fax: +49 / 21 73 / 48-17 05
Phone: +1 / 919 / 676-25 55
Fax: +1 / 919 / 767-25 70
E-Mail: ulrike.kluge@schwarzpharma.com

Germany
Georg Noweski
Phone: +49 / 21 73 / 48-12 34
Fax: +49 / 21 73 / 48-10 32
E-Mail: georg.noweski@schwarzpharma.com

Human Resources
Dr. Jürgen Pfister
Phone: +49 / 21 73 / 48-17 04
Fax: +49 / 21 73 /48-11 53
E-Mail: juergen.pfister@schwarzpharma.com

International Marketing
Andrea Quellhorst
Phone: +49 / 21 73 / 48-13 20
Fax: +49 / 21 73 / 48-19 39
E-Mail:
andrea.quellhorst@schwarzpharma.com

Asia
Reto Rietmann
Phone: +86 / 756 / 862 97 77
Fax: +86 / 756 / 86 292 24
E-Mail: 106554.1420@compuserve.com

Clinical Development
Dr. Dr. Barbara Stegmann
Phone: +49 / 21 73 / 48-12 31
Fax: +49 / 21 73 / 48-15 72
E-Mail: barbara.stegmann@schwarzpharma.com

SCHWARZ PHARMA Operations
Detlef Thielgen
Phone: +49 / 21 73 / 48-17 06
Fax: +49 / 21 73 / 48-16 08
E-Mail: detlef.thielgen@schwarzpharma.com

Corporate Information Management
Kay Wefelnberg
Phone: +49 / 21 73 / 48-17 67
Fax: +49 / 21 73 / 48-14 89
E-Mail: kay.wefelnberg@schwarzpharma.com

Corporate Communications
Antje Witte
Phone: +49 / 21 73 / 48-18 66
Fax: +49 / 21 73 / 48-18 56
E-Mail: antje.witte@schwarzpharma.com

The full consolidated financial statements, which were prepared in Deutsche Mark, shall be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Langenfeld/Rheinland.

Imprint

Published by SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
40789 Monheim
Germany

Phone: +49 (0) 21 73 480
Fax: +49 (0) 21 73 481 608
E-mail: info@schwarzpharma.com
Internet: www.schwarzpharma.com

Corporate Communications
Investor Relations

Antje Witte
Phone: +49 (0) 21 73 481 866
Fax: +49 (0) 21 73 481 856
E-mail: antje.witte@schwarzpharma.com

Designed by EGGERT Werbeagentur GmbH, Düsseldorf

Translation by Lorraine J. E. Riach, Düsseldorf
Olaf Elbracht, Sandra Ossendorf, SCHWARZ PHARMA AG